TIFFANY & CO.




FRI
MAR
SWISS
MADE

FINANCIAL HIGHLIGHTS

TIFFANY GENERATED HEALTHY SALES AND EARNINGS GROWTH THROUGH CONTINUED DISTRIBUTION EXPANSION, INTENSIFIED MARKETING AND, OF COURSE, AN ONGOING COMMITMENT TO SUPERIOR PRODUCTS AND CUSTOMER SERVICE.

(in thousands, except per share amounts and percentages)	2003	2002	Increase
NET SALES	$ 2,000,045	$1,706,602	17%
EARNINGS FROM OPERATIONS	$ 355,519	$ 319,197	11%
EARNINGS FROM OPERATIONS AS A PERCENTAGE OF NET SALES	17.8%	18.7%	
NET EARNINGS	$ 215,517	$ 189,894	13%
NET EARNINGS AS A PERCENTAGE OF NET SALES	10.8%	11.1%	
NET EARNINGS PER DILUTED SHARE	$ 1.45	$ 1.28	13%
WEIGHTED-AVERAGE NUMBER OF DILUTED COMMON SHARES	148,472	148,591	
RETURN ON AVERAGE ASSETS	10.0%	10.7%	
RETURN ON AVERAGE STOCKHOLDERS' EQUITY	16.1%	16.9%	
NET-DEBT AS A PERCENTAGE OF TOTAL CAPITAL	12.6%	13.8%	
CASH DIVIDENDS PAID PER SHARE	$ 0.19	$ 0.16	

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

LETTER TO SHAREHOLDERS

We are pleased to report that 2003 was another successful year for Tiffany & Co. While the year was not without its challenges, we generated healthy sales and earnings growth through continued distribution expansion, intensified marketing and, of course, our ongoing commitment to superior products and customer service.

From a financial perspective, we more than achieved the objectives we set at the start of the year. Net sales increased 17% to $2,000,045,000 and net earnings rose 13% to $215,517,000, or $1.45 per diluted share. Our return on average stockholders' equity was 16% and on average assets was 10%, and we finished the year with a net-debt to capital ratio of only 13%.

The Board of Directors acknowledged Tiffany's improving results and financial strength by declaring a 25% increase in the quarterly dividend rate, effective with the July 2003 payment.

Complete details of Tiffany's performance appear in the financial section of this report that starts on page 19.

Worldwide comparable store sales increased 8% in 2003 on a constant-exchange-rate basis that excludes the translation effect of currency changes. U.S. comparable store sales rose 12% spurred by a substantial rebound in the second half of the year. Most of our U.S. stores participated in that recovery. Outside the U.S., comparable store sales on a constant-exchange-rate basis included 12% growth in Europe, 13% growth in Asia-Pacific outside Japan and solid increases in Canada and Latin America.

However, sales in Japan clearly failed to meet our expectations. Weak consumer confidence and increased competition were factors contributing to a comparable store sales decline of 3% in local currency. Sales were also affected by delays in product introductions and resistance to new silver



Michael J. Kowalski (RIGHT)
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

James E. Quinn (LEFT)
PRESIDENT

jewelry designs at higher price points. We did experience rising demand for engagement rings and other diamond jewelry.

Consistent store expansion into key markets is one of our growth strategies. We met our annual objective by increasing worldwide square footage by 5%, and finished the year with 141 company-operated TIFFANY & CO. retail locations. In 2003, we had a net increase of four locations in the U.S., two in Japan, and one each in Hong Kong, Korea, Mexico and Brazil. In addition, we are now more than halfway through the extensive renovation and reconfiguration of our New York flagship store on Fifth Avenue and we purchased the building that houses our flagship store on Tokyo's famous Ginza.

Maintaining product excitement was another key to our success in 2003. We introduced a wide array of new products, including the TIFFANY JAZZ, HEARTS and LEGACY jewelry collections, featuring a range of designs incorporating platinum with diamonds and other stones. We also expanded the timepiece category with a collection of cocktail watches and enhanced our tableware selection with new china and crystal offerings.

In our Direct Marketing channel, we continued to experience substantial growth in e-commerce sales. In our Business Sales division, we completed the phase-out of our service award activities and will now concentrate on gifts, trophies and custom-designed products.

Last year we continued investing in Tiffany's infrastructure when we strengthened our distribution capabilities by opening a Customer Fulfillment Center in New Jersey. This facility will provide long-term efficiencies in our order-fulfillment operations.

We established a diamond sorting facility in Antwerp, Belgium and a diamond cutting and polishing center in Yellowknife, Canada. With the capacity to process rough diamonds, our diamond operations will be further integrated and better positioned to take advantage of rough-diamond sourcing opportunities such as our arrangement with Aber Diamond Corporation.

And we enhanced our internal jewelry manufacturing capabilities with the establishment of a metal fabrication facility in Rhode Island.

With greater control over the product supply chain, we can ensure the timely availability of merchandise throughout our stores and the delivery of a superior shopping experience to all our customers.

Our marketing and public relations programs successfully bring product and brand messages to existing and potential customers — with the ultimate objective to generate healthy comparable store sales growth. Through newspaper and magazine advertising, through communication via catalogs and the Internet, through extensive publicity and through our support of charitable and cultural organizations, Tiffany continues to maintain the strength and integrity of one of the world's most respected brands.

The U.S. and international markets for fine jewelry and luxury goods are very substantial and remain competitively fragmented, providing ample opportunity to continue to achieve "organic" growth for the TIFFANY & CO. brand for many years. It also presents the potential for additional expansion in areas where our expertise in product development, retail management, manufacturing and distribution can be most effectively leveraged. In our new Specialty Retail channel, we continued to develop retail concepts under non-TIFFANY & CO. trademarks and trade names, such as Little Switzerland and Temple St. Clair. We believe these investments will enhance our potential to further participate in the market for luxury goods.

Finally, from a corporate governance perspective, we welcomed J. Thomas Presby to the Board of Directors in 2003. Tom adds a wealth of valuable experience, especially in the fields of accounting, corporate governance and international business. He chairs the Audit Committee.

In closing, we were pleased with our performance in 2003. However, we continue to devote our greatest energy to strategic initiatives critical to long-term success. We believe our shareholders support this long-term focus.

We appreciate the ongoing efforts of more than 6,000 employees, the enthusiasm of our customers, the relationships with our suppliers and the support and interest of our shareholders. We look forward to sharing our progress with you.

Sincerely,

Michael J. Kowalski
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

James E. Quinn
PRESIDENT

March 1, 2004


750

A TIFFANY DIAMOND

WE RECENTLY COMPLETED A GLOBAL DIAMOND INITIATIVE EMPHASIZING THE SUPERIOR QUALITY OF TIFFANY DIAMONDS. NEW MARKETING MATERIALS, AN EXPANDED WEB SITE AND EXTENSIVE SALES-PROFESSIONAL TRAINING HAVE BEEN COMBINED TO DELIVER THAT MESSAGE.






TIFFANY&CO.

TIFFANY & CO.

◂ RETURN TO TIFFANY & CO. HOME



THE RINGS OF TIFFANY

GREATER BRILLIANCE

- **Tiffany Cut**
- Tiffany Clarity
- Tiffany Color
- Carat Weight
- Presence
- Never in a Tiffany Diamond

THE RING SETTING

TIFFANY CERTIFICATION

GLOSSARY OF TERMS

PRICING PARAMETERS



Stricter Standards. Greater Brilliance.

It takes a lot more than the 4C's to know why Tiffany diamonds are more brilliant. Discover exactly what Tiffany & Co. will and will not accept. And why. Stricter Tiffany standards make all the difference.

The Geometrics of Brilliance

Light enters the stone through the 33 facets on the crown. Instantly it is mirrored off the 25 precisely positioned facets in the pavilion. In a symphony of perfect harmony, the light exits the crown in a frenzy of extraordinary brilliance, dispersion and scintillation that can be seen across a large room.

To Purchase a Tiffany Engagement Ring

- VISIT A TIFFANY & CO. STORE
- SCHEDULE AN IN-STORE CONSULTATION

800 843 3269 | ▫ TIFFANY DIAMOND WORKSHOPS | ▫ SCHEDULE AN IN-STORE CONSULTATION | ▫ STORE LOCATIONS



TOP ROW, LEFT TO RIGHT:
To ensure superior brilliance, every Tiffany engagement ring is fully evaluated at the Tiffany Diamond Laboratory.

One-of-a-kind diamond necklace.

The new diamond module on tiffany.com includes a detailed explanation of Tiffany's stricter standards for greater diamond brilliance.

LOWER LEFT: Every engagement ring we offer receives the new Tiffany Diamond Certificate, a full documentation of the stone's cut, color, carat weight, clarity and presence, a unique Tiffany quality measurement.

LOWER RIGHT: Tiffany craftsmen hand-set each stone with meticulous attention to every detail.





FROM LEFT TO RIGHT:
At our facility in Rhode Island, Tiffany melts precious metals and enforces strict quality control standards.

Jean Schlumberger's jewelry designs require many hours of painstaking craftsmanship.

Every TIFFANY & CO. design is dutifully crafted from an artist's drawing.

Completed Jean Schlumberger Daisy ring with indicolite and diamonds.

MATERIALS & CRAFTSMANSHIP

THE QUALITY OF TIFFANY'S MATERIALS IS SUPERLATIVE. GREAT CARE IS TAKEN TO ENSURE THE INTEGRITY OF ALL PRECIOUS METALS AND STONES. TIFFANY CRAFTSMANSHIP IS EXEMPLARY.





DESIGN

EVERY YEAR TIFFANY INTRODUCES A VARIETY OF EXCITING NEW DESIGNS OF REMARKABLE ELEGANCE. EACH PIECE CONTINUES TIFFANY'S TRADITION OF TIMELESS BEAUTY.









CLOCKWISE FROM UPPER LEFT: Aquamarine ring in a diamond scallop setting from Tiffany's Legacy collection.

Necklace of faceted aquamarine beads with a clasp of diamonds and aquamarines.

Solitaire on a channel-set diamond band.

Elsa Peretti® Diamonds by the Yard® earrings. Original designs copyrighted by Elsa Peretti.

FACING PAGE: Pink tourmaline and diamond pendant from Tiffany's Legacy collection.





MARKETING

TIFFANY USES A VARIETY OF HIGHLY FOCUSED MARKETING MESSAGES IN MAGAZINES, NEWSPAPERS AND OUTDOOR ADVERTISING. CATALOGS AND A STRONG WEB SITE PRESENCE OFFER A DEPTH OF CUSTOMER CHOICES.


The Tiffany Mark
TIFFANY&Co.




TIFFANY&Co.
JEWELRY
TIMEPIECES
GIFTS & ACCESSORIES
TIFFANY WEDDING
STORE LOCATIONS
アクアマリン パヴェ ダイヤモンド リング
カスタマー インフォメーション : 0120-488-712
Welcome to Tiffany & Co.
ティファニー クリスマス
エンゲージメント リング
ティファニー マークウォッチ
ティファニーの世界
INTERNATIONAL
CUSTOMER SERVICE
JEWELRY EXPERTISE
TIFFANY STYLE
ABOUT TIFFANY
CATALOGUES
SITE INDEX

CLOCKWISE FROM LEFT: Telephone kiosk advertising afforded Tiffany an excellent opportunity to showcase the Tiffany Mark™ collection.

Special publications, like this Tokyo VIP catalog, permitted Tiffany to reach affluent customers with new and exciting designs.

In 2003, Tiffany launched its 800-page informational Web site in Japan.

FACING PAGE: Our magazine advertising campaign continues to use evocative images.

DISTRIBUTION

TIFFANY CONTINUES TO OPEN NEW STORES AND REFURBISH EXISTING LOCATIONS. AT THE SAME TIME, TIFFANY'S WORLDWIDE DISTRIBUTION FACILITIES HAVE EXPANDED TO KEEP PACE WITH GROWING DEMAND.


TIFFANY&CO.










TIFFANY & CO.

CLOCKWISE FROM FAR LEFT:

One of Tiffany's newest U.S. stores opened in Walnut Creek, California in 2003.

The extensive renovation of the fourth floor of the New York flagship store created a dramatic display for Tiffany's *tableware designs.*

The new state-of-the-art Customer Fulfillment Center in New Jersey has strengthened our distribution capabilities.

Care is taken to make sure that the Tiffany blue box arrives in pristine condition.

Tiffany expanded its presence in Japan in 2003 with this new store in Nagoya.



FINANCIAL CONTENTS

SELECTED FINANCIAL DATA

The following table sets forth selected financial data, certain of which have been derived from the Company's audited financial statements for 1999-2003. Certain reclassifications were made to prior years' financial data to conform with the current year's presentation. All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

(in thousands, except per share amounts, percentages, retail locations and employees)	2003	2002	2001	2000	1999
EARNINGS DATA					
Net sales	**$2,000,045**	$1,706,602	$1,606,535	$1,668,056	$1,471,690
Gross profit	**1,157,382**	1,011,448	943,477	948,414	821,680
Earnings from operations	**355,519**	319,197	309,897	327,396	256,883
Net earnings	**215,517**	189,894	173,587	190,584	145,679
Net earnings per diluted share	**1.45**	1.28	1.15	1.26	0.97
Weighted-average number of diluted common shares	**148,472**	148,591	150,517	151,816	149,666
BALANCE SHEET AND CASH FLOW DATA					
Total assets	**$2,391,088**	$1,923,586	$1,631,074	$1,568,340	$1,343,562
Cash and cash equivalents	**276,115**	156,197	173,675	195,613	216,936
Inventories, net	**871,251**	732,088	611,653	651,717	504,800
Working capital	**952,923**	770,481	638,709	695,548	633,022
Net cash provided by operations	**283,842**	221,441	241,506	110,696	230,351
Capital expenditures	**272,900**	219,717	170,806	108,382	171,237
Short-term borrowings and current portion of long-term debt	**93,868**	52,552	91,902	28,778	20,646
Long-term debt	**392,991**	297,107	179,065	242,157	249,581
Stockholders' equity	**1,468,200**	1,208,049	1,036,945	925,483	757,076
Stockholders' equity per share	**10.01**	8.34	7.15	6.34	5.22
Cash dividends paid per share	**0.19**	0.16	0.16	0.15	0.11
RATIO ANALYSIS AND OTHER DATA					
As a percentage of net sales:					
Gross profit	57.9%	59.3%	58.7%	56.9%	55.8%
Earnings from operations	**17.8%**	18.7%	19.3%	19.6%	17.5%
Net earnings	**10.8%**	11.1%	10.8%	11.4%	9.9%
Return on average assets	**10.0%**	10.7%	10.9%	13.1%	12.1%
Return on average stockholders' equity	**16.1%**	16.9%	17.7%	22.7%	22.9%
Net-debt as a percentage of total capital	**12.6%**	13.8%	8.6%	7.5%	6.6%
Company-operated TIFFANY & CO. retail locations	**141**	131	126	119	110
Number of employees	**6,862**	6,431	5,938	5,960	5,368

OVERVIEW

The Company is a holding company that operates through its subsidiary companies. The Company's principal subsidiary is an internationally renowned jeweler and specialty retailer whose merchandise offerings include an extensive selection of fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and accessories. The Company is also engaged in product design and manufacturing activities.

The Company operates four channels of distribution:

- U.S. Retail – sales in Company-operated TIFFANY & CO. stores in the U.S.
- International Retail – sales in Company-operated TIFFANY & CO. stores and department store boutiques outside the U.S. (also includes business-to-business sales, Internet sales and wholesale sales of TIFFANY & CO. products outside the U.S.)
- Direct Marketing – business-to-business, catalog and Internet sales of TIFFANY & CO. products in the U.S.
- Specialty Retail – primarily includes the retail sales in Little Switzerland stores, a specialty retailer of jewelry, watches, crystal, china and giftware that operates stores on Caribbean islands, as well as in Florida and Alaska. It also includes worldwide sales made under additional trademarks or trade names other than TIFFANY & CO.

The Company's key growth strategies are fourfold: to expand its channels of distribution in important markets around the world without compromising the long-term value of the TIFFANY & CO. trademark; to increase sales in existing stores by developing and marketing new products; to enhance customer awareness and appreciation of the Company through its marketing programs; and to provide customer service that ensures a superior shopping experience. Through consistent execution of these strategies, the Company has strengthened its competitive position among international retailers.

Highlights in 2003 included:

- $2 billion in worldwide sales;
- Added 10 retail locations in key U.S. and international markets;
- Purchased the Tokyo, Japan flagship store building;
- Opened its second distribution center in New Jersey;
- Established diamond processing facilities in Antwerp, Belgium and Yellowknife, Canada; and
- Made initial purchases of rough diamonds under its agreement with Aber Diamond Corporation ("Aber") as part of its plan to integrate diamond operations.

All references to years relate to the fiscal year that ends on January 31 of the following calendar year.

Net sales increased 17% in 2003, which included a translation-related benefit due to a weaker U.S. dollar. The sales increase in 2003 was supported by an increase in worldwide comparable store sales, new store openings and a full year of Little Switzerland's sales (consolidated effective October 2002). Net earnings rose 13% in 2003. The increase in sales was partially offset by lower gross margin and higher operating expenses as further explained below.

RESULTS OF OPERATIONS

Certain operating data as a percentage of net sales were as follows:

	2003	2002	2001
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**42.1**	40.7	41.3
Gross profit	**57.9**	59.3	58.7
Selling, general and administrative expenses	**40.1**	40.6	39.4
Earnings from operations	**17.8**	18.7	19.3
Interest, financing and other (income) expenses, net	**0.7**	1.2	1.3
Earnings before income taxes	**17.1**	17.5	18.0
Provision for income taxes	**6.3**	6.4	7.2
Net earnings	**10.8%**	11.1%	10.8%

Net Sales

Net sales by channel of distribution were as follows:

(in thousands)	**2003**	2002	2001
U.S. Retail	**$ 948,891**	$ 819,814	$ 786,792
International Retail	**781,572**	683,489	659,028
Direct Marketing	**197,397**	179,175	160,715
Specialty Retail	**72,185**	24,124	–
	$2,000,045	$1,706,602	$1,606,535

U.S. Retail sales increased 16% in 2003 and 4% in 2002, due to comparable store sales growth of 12% in 2003 and 2% in 2002 as well as the opening of new stores. Management believes that improved consumer confidence contributed to the increases. Sales in the New York flagship store increased 10% in 2003 and fractionally in 2002, and represented 9%, 10% and 11% of net sales in 2003, 2002 and 2001. Comparable branch store sales rose 12% in 2003 and 2% in 2002. Comparable store sales growth in 2003 resulted from an increased average transaction size and, to a lesser extent, an increased number of transactions; in 2002, an increase in the number of transactions was partially offset by a decline in the average transaction size. Comparable store sales to domestic customers, which account for the vast majority of U.S. Retail sales, increased in both 2003 and 2002, while comparable store sales to foreign tourists increased in 2003 and declined in 2002.

International Retail sales increased 14% in 2003 and 4% in 2002. When compared with the prior year, the weighted-average U.S. dollar exchange rate was weaker in 2003 and 2002. Therefore, on a constant-exchange-rate basis, International Retail sales increased 6% in 2003 and 3% in 2002.

Japan represented 24%, 26% and 28% of net sales in 2003, 2002 and 2001. Retail sales in local currency increased 1% in 2003 due to new store openings partially offset by a decline in jewelry unit volume, and decreased 1% in 2002 due to a decline in jewelry unit volume which more than offset an increased average price per jewelry unit sold. Comparable store sales declined 3% in 2003 and 8% in 2002. Management believes that Japan sales have been affected by generally weak consumer spending, decreased traffic through department stores where many of the Company's boutiques are located and increased competition (including from jewelers and other sellers of "luxury" goods), as well as shifts in consumer demand. However, there has been growth in the engagement jewelry category, including sales of traditional solitaire diamond rings and new product introductions that include band rings with gemstones. Management is seeking to reverse the trend of reduced unit volume (specifically in silver jewelry) through new product introductions, as well as merchandising and sales initiatives with the expectation of gradually stimulating growth in Japan.

In 2001, the Company signed new distribution agreements with Mitsukoshi, Ltd. of Japan ("Mitsukoshi"), whereby TIFFANY & CO. boutiques will continue to operate within Mitsukoshi's stores in Japan until at least January 31, 2007. Under the agreements reached in 2001, the Company is no longer restricted from further expansion of its Tokyo operations. Additionally, the Company pays to Mitsukoshi a percentage of certain sales; this percentage is lower than under prior agreements. Fees paid to Mitsukoshi were reduced in 2002 and further reduced at the start of 2003. There are no further reductions under the current agreement. In addition, the Company will employ increasing numbers of its own personnel in certain Mitsukoshi boutiques in the future. Sales recorded in retail locations operated in connection with Mitsukoshi accounted for 59%, 61% and 67% of total Japan retail sales in 2003, 2002 and 2001.

In non-U.S. markets outside of Japan, the Asia-Pacific region represented 6% of net sales in 2003, 2002 and 2001; comparable store sales on a constant-exchange-rate basis rose 13% in 2003 and 5% in 2002 due to growth in most of those markets. Europe represented 6%, 5% and 4% of net sales in 2003, 2002 and 2001; comparable store sales on a constant-exchange-rate basis rose 12% in 2003 and 2% in 2002 due to particularly strong growth in London.

Consistent with its annual growth strategy, the Company increased worldwide retail gross square footage of Company-operated TIFFANY & CO. stores by 5% in both 2003 and 2002.

The following table provides a reconciliation of Company-operated TIFFANY & CO. stores and department store boutiques:

	United States		Japan		Other Countries	
	2003	2002	2003	2002	2003	2002
Beginning of year	47	44	48	47	36	35
Opened, net of relocations	4	3	3	2	5	3
Closed	–	–	(1)	(1)	(1)	(2)
End of year	51	47	50	48	40	36

Plans in the U.S. for 2004 are to open stores in Palm Beach Gardens, Florida, Edina, Minnesota, Kansas City, Missouri and Westport, Connecticut. International plans call for opening two or three retail locations in Japan and one retail location in London, among others.

Gross square feet of Company-operated TIFFANY & CO. stores totaled 671,608 in 2003, 641,798 in 2002 and 608,772 in 2001. Sales per gross square foot generated by those stores were $2,477 in 2003, compared with $2,254 in 2002 and $2,290 in 2001. Management expects further improvements in sales per square foot due to comparable store sales growth as well as ongoing expansion that now includes smaller format U.S. stores. These stores offer a more productive merchandise selection, primarily focused on jewelry and timepieces.

Direct Marketing sales increased 10% in 2003 and 11% in 2002. Combined Internet and catalog sales represented 67%, 60% and 54% of Direct Marketing sales in 2003, 2002 and 2001; these sales increased 23% in 2003 and 24% in 2002 entirely due to Internet sales growth that resulted from a higher number of orders. The Company currently offers more than 2,400 products online. Catalogs serve as an effective marketing and sales vehicle for both retail and Internet sales. Catalog mailings were 25 million, 24 million and 26 million in 2003, 2002 and 2001 and the Company plans to mail approximately 26 million catalogs in 2004.

The Business Sales division's sales declined 9% in 2003 and 3% in 2002. The sales decline in 2003 primarily reflected the Company's decision in November 2002 to discontinue offering products for employee service award programs. Sales affected by this action represented less than $30,000,000 annually, or less than half of the Business Sales division's sales. As a consequence of that decision, the Company recorded a pre-tax charge of $1,400,000 in the fourth quarter of 2002 primarily related to employee separation costs and the disposal of obsolete program-specific inventory. The sales decline in 2002 was due to lower average dollars per order. The Business Sales division will continue to offer a range of business gifts, as well as event-related trophies and other custom-designed products.

The Specialty Retail channel of distribution was established in 2002 to provide a vehicle for incremental sales and earnings growth opportunities having the following characteristics: first, growth opportunities would not use the TIFFANY & CO. trademark or trade name so as not to undermine its distinctive appeal to consumers through too rapid or too extensive expansion; and second, growth opportunities would benefit from application of the Company's management, merchandising, distribution, manufacturing and marketing strengths. Initially, Specialty Retail included only the consolidated results of Little Switzerland (effective October 1, 2002), but it now also includes the consolidated results of Temple St. Clair L.L.C. ("Temple St. Clair") and will include the consolidated results from other ventures meeting the characteristics described above as and when they are initiated. Results for Specialty Retail in 2003 are not comparative to 2002 as none of the operations was in place for a full year in 2002. The Company's plans include introducing a new retail trade name in 2004 that will focus on pearl jewelry.

Gross Profit

Gross profit as a percentage of net sales ("gross margin") declined in 2003 due to several factors: the consolidation of Little Switzerland, which primarily retails goods manufactured by others and achieves a gross margin below the Company's average; the opening of the Company's Customer Fulfillment Center ("CFC"); changes in sales mix toward higher-priced, lower-margin diamond jewelry as the U.S. retail selling environment improved and the decline of higher-margin silver jewelry sales in Japan; startup costs related to the development of rough-diamond sourcing and processing organizations in Belgium and Canada; and higher inventory costs due to increased precious metal prices. Conversely, gross margin increased in 2002 due to favorable shifts in sales mix (sales of lower-priced silver items, which carry a gross margin higher than the Company's average, increased at a faster rate). In both years, gross margin benefited from improved efficiencies in product manufacturing and sourcing and selective price increases.

The Company's hedging program (see Note K to the Consolidated Financial Statements) uses yen put options to stabilize product costs in Japan over the short-term, and the Company adjusts its retail prices in Japan from time to time to address longer-term changes in the yen/dollar relationship and local competitive pricing.

Management's long-term strategy and objectives include achieving further product manufacturing/sourcing efficiencies (including increased internal manufacturing and direct rough-diamond sourcing), leveraging its fixed costs and implementing selective price adjustments in order to maintain the Company's gross margin at, or above, prior year levels. As a result, management expects gross margin to increase slightly in 2004.

Selling, General and Administrative Expenses ("SG&A")
SG&A increased 16% in 2003 and 9% in 2002. The increases in both years were partly due to incremental depreciation, staffing and occupancy expenses related to the Company's expansion. SG&A also increased in both years due to higher insurance and marketing expenses (which includes increased advertising for timepieces), the consolidation of Little Switzerland and development costs related to the Specialty Retail channel. In addition, the translation effect of a generally weaker U.S. dollar increased SG&A by 3% in 2003 and fractionally in 2002. As a percentage of net sales, SG&A declined in 2003, as the strong sales growth more than absorbed the rate of increase in fixed expenses, and rose in 2002 due to insufficient sales growth to absorb the rate of increase in fixed expenses. Management's longer-term objective is to continue to reduce this ratio by leveraging anticipated rates of comparable store sales growth against the Company's fixed-expense base, and expects the ratio to be slightly lower in 2004.

Earnings from Operations

(in thousands)	**2003**	2002	2001
Earnings (losses) from operations:			
U.S. Retail	**$ 229,873**	$ 191,211	$ 191,814
International Retail	**217,903**	189,727	186,880
Direct Marketing	**47,273**	42,733	26,573
Specialty Retail	**(8,460)**	(1,184)	–
Earnings from operations for reportable segments	**486,589**	422,487	405,267
Unallocated corporate expenses	**(131,070)**	(103,290)	(95,370)
Earnings from operations	**$ 355,519**	$ 319,197	$ 309,897

Certain reclassifications were made to prior years' earnings (losses) from operations by segment amounts to conform with the current year's presentation and such reclassifications were principally related to the allocation of certain corporate expenses.

Earnings from operations rose 11% in 2003 and 3% in 2002 but as a percentage of net sales declined in both years. On a reportable segment basis, the ratios of earnings from operations (before the effect of unallocated corporate expenses and interest, financing and other (income) expenses, net) to each segment's net sales in 2003, 2002 and 2001 were as follows: U.S. Retail was 24%, 23% and 24%; International Retail was 28%, 28% and 28%; and Direct Marketing was 24%, 24% and 17%. Specialty Retail was (12)% and (5)% in 2003 and 2002. Sales levels, gross margins and the ability to leverage fixed expenses affected changes in profitability in each segment.

Interest Expense and Financing Costs
Interest expense declined in 2003 primarily due to a lower weighted-average interest rate partially offset by a new yen-denominated debt issuance in 2003 and lower capitalized interest for capital expenditures. Interest expense declined in 2002 primarily due to the effect of the capitalization of interest costs related to the Company's construction of its CFC, effective in the first quarter of 2002, as well as

the Company's decision to purchase its Parsippany, New Jersey Retail Service Center ("RSC"), formerly known as the Customer Service Center ("CSC"). Management expects interest expense and financing costs to increase in 2004 due to a full year of interest expense associated with the yen-denominated debt entered into in 2003 and lower capitalized interest related to capital expenditures.

Other (Income) Expenses, Net

Other (income) expenses, net includes interest income and realized and unrealized (gains) losses on investment activities and foreign currency transactions. Interest income earned on cash and cash equivalents declined in 2003 and 2002, largely due to lower interest rates. In 2003, 2002 and 2001, the Company recorded pre-tax (gains) losses on investments accounted for under the equity method of $(244,000), $2,893,000 and $(2,633,000), including the gain on Aber's sale of its interest in a mining project in 2001. In 2001, the Company recorded a pre-tax impairment charge of $7,800,000 representing the Company's total investment in a third-party provider of online wedding gift registry services. Management expects that other (income) expenses, net in 2004 will further benefit from the Company's equity interest in Aber.

Provision for Income Taxes

The Company's effective income tax rate was 37.1% in 2003, 36.6% in 2002 and 40.0% in 2001. The increase in the tax rate from 2002 and the decline from 2001 was largely due to the Company recognizing in 2002 the cumulative effect of prior periods' tax benefits provided by the Extraterritorial Income Exclusion Act of 2000 ("ETI"). Tax benefits related to the ETI were not recognized until the third quarter of 2002 when the Company determined the ETI was applicable to its operations and recorded a nonrecurring, cumulative tax benefit. The 2003 income tax rate also benefited from a favorable reserve adjustment related to the elimination of certain tax exposures.

In October 2000, the United States Government repealed the tax provisions associated with Foreign Sales Corporations ("FSC") and enacted, in their place, the ETI. The ETI provides for the exclusion from United States taxable income of certain "extraterritorial" income earned from the sale or license of qualified property.

The World Trade Organization ("WTO") has ruled in favor of a formal complaint by the European Union that the ETI exclusion constitutes a prohibited export subsidy under WTO rules. Legislative proposals have been presented in the U.S. Congress to repeal the ETI. The legislative proposals currently being evaluated by Congress provide transition relief for years beyond the year ended January 31, 2004. However, it is uncertain what form the final legislation will take and what effect, if any, it will have on the ETI benefit for years beyond January 31, 2004.

Net Earnings

As a result of the above factors, net earnings increased 13% in 2003 and 9% in 2002.

Critical Accounting Policies and Estimates

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements and records the effect of any necessary adjustments.

The development and selection of the critical accounting policies and the related disclosures below have been reviewed with the Audit Committee of the Board of Directors.

The following critical accounting policies rely on assumptions and estimates that were used in the preparation of the Company's consolidated financial statements:

Sales returns: Sales are recognized at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon receipt by a customer in a shipped transaction. The Company's customers have the right to return merchandise. Sales are reported net of returns. The Company maintains a reserve for estimated potential product returns based on historical experience.

At January 31, 2004, a 10% change in management's estimate of product returns would have resulted in a change of $467,000 in the reserve for sales returns and gross profit.

Credit losses: The Company maintains a reserve for potential credit losses based on estimates of the credit-worthiness of its customers. If the financial condition of its customers was to change, resulting in a change in their ability to make payments, the Company might be required to increase or decrease its reserve. At January 31, 2004, a 10% change in management's estimate of credit losses would have resulted in a change of $233,000 in the reserve for credit losses and SG&A.

Inventory: The Company writes down its inventory for discontinued and slow-moving products. This write-down is equal to the difference between the cost of inventory and its estimated market value and is based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs might be required. At January 31, 2004, a 10% change in management's estimated market value in evaluating discontinued and slow-moving products would have resulted in a change of $2,198,000 in inventory and cost of sales. The Company's domestic and foreign branch inventories, excluding Japan, are valued using the last-in, first-out (LIFO) method, and inventories held by foreign subsidiaries and Japan are valued using the first-in, first-out (FIFO) method. Fluctuation in inventory levels, along with the costs of raw materials, could impact the carrying value of the Company's inventory.

Long-lived assets: The Company's long-lived assets are primarily property, plant and equipment. The Company reviews its long-lived assets for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with estimated future undiscounted cash flows. If the comparisons indicate that the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. In 2003, 2002 and 2001, there were no significant impairment losses related to long-lived assets.

Non-consolidated investments: Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments. This may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Income taxes: Income taxes are accounted for by using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. The Company believes that all net-deferred tax assets shown on its balance sheet are more likely than not to be realized in the future. The Company has considered future taxable income with ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event the Company were to determine that it would not be able to realize all or part of its net-deferred tax asset in the future, an adjustment to the deferred tax assets would be charged to earnings in the period such determination was made.

Employee benefit plans: The Company maintains a noncontributory defined benefit pension plan covering substantially all domestic salaried and full-time hourly employees and it provides certain postretirement health-care and life insurance benefits for retired employees. The Company makes certain assumptions that affect the underlying estimates related to pension and other postretirement costs. Significant changes in interest rates, securities market values and projected health-care costs would require the Company to revise key assumptions and would result in a higher or lower charge to earnings.

The discount rate is subject to change each year, consistent with changes in applicable high-quality, long-term corporate bonds. Based on the expected duration of the benefit payments for the pension plan and postretirement benefits, the Company refers to applicable indices such as the high-quality Merrill Lynch corporate bond yields and the Moody's corporate bond yields to select a rate at which it believes the pension and postretirement benefits could be effectively settled. The Company used a discount rate of 6.5% to determine the 2003 pension and postretirement expense. Holding all other assumptions constant, a 0.5% increase in the discount rate would have decreased the 2003 pension and postretirement expenses by approximately $1,600,000 and $400,000. A decrease of 0.5% in the discount rate would have increased the 2003 pension and postretirement expenses by approximately $2,200,000 and $400,000.

The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plan, the rates of return expected for the asset mix (including reinvestment asset return rates), historical performance of plan assets and the fact that the plan assets are actively managed to mitigate downside risk. The Company used an expected long-term rate of return of 7.5% to determine the 2003 pension expense. Holding all other assumptions constant, a 0.5% change in the long-term rate of return would have changed the 2003 pension expense by approximately $440,000.

The cost of providing postretirement health-care benefits is shared by the retiree and the Company, with retiree contributions evaluated annually and adjusted in order to maintain the Company/retiree cost sharing target ratio. In September 2003, the share of contributions for current and future retirees was increased, in addition to other benefit changes, in order to maintain the cost sharing target ratio. This change benefited postretirement expense by $1,500,000 in 2003 and is expected to provide a further benefit of $2,500,000 in 2004.

New Accounting Standards

In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R replaces the same titled FIN 46 that was issued in January 2003. FIN 46R requires that variable interest entities be consolidated by its primary beneficiary (if any) if the entity's equity investors at risk do not have the characteristics of a controlling financial interest or the equity investors do not have significant equity at risk for the entity to finance its activities without additional financial support. The provisions of FIN 46 were effective immediately for all entities created after January 31, 2003 and FIN 46R is effective for those entities in the first quarter of 2004. Since February 1, 2003, the Company does not have any relationships with entities it believes are variable interest entities. For those entities created prior to February 1, 2003, the Company is required to adopt the provisions of FIN 46R by the end of the first quarter of 2004. The Company is in the process of determining the effects, if any, the adoption of FIN 46R will have on its financial statements but does not expect the adoption to have a significant impact on its financial position, earnings or cash flows.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity needs have been, and are expected to remain, primarily a function of its seasonal working capital requirements and capital expenditure needs, which have increased due to the Company's expansion.

The Company achieved net cash inflows from operating activities of $283,842,000 in 2003, $221,441,000 in 2002 and $241,506,000 in 2001. The inflow in 2003 was greater than 2002 due to increased earnings and non-cash items. The inflow in 2002 was less than in 2001 primarily due to increased working capital (primarily inventory purchases of finished goods and raw materials), partly offset by increased net earnings.

Working Capital

Working capital (current assets less current liabilities) and the corresponding current ratio (current assets divided by current liabilities) were $952,923,000 and 3.4:1 at January 31, 2004 compared with $770,481,000 and 3.6:1 at January 31, 2003.

Accounts receivable, less allowances at January 31, 2004 were 17% above January 31, 2003 primarily due to sales growth. On a 12-month rolling basis, accounts receivable turnover was 17 times in 2003 and 16 times in 2002.

Inventories, net at January 31, 2004 were 19% above January 31, 2003. Excluding the translation-related effect of a generally weaker U.S. dollar, inventories, net increased 14% on a constant-exchange-rate basis. Finished goods inventories increased 7% due to the effect of translation, new store openings and expanded product offerings. Raw material and work-in-process inventories increased 78% to support the expansion of internal jewelry manufacturing activities and the Company's expansion of its diamond sourcing operations. Management expects that inventory levels will increase in 2004 to support anticipated comparable store sales growth, new stores, product introductions, strategic merchandising investments and the Company's ongoing expansion of its diamond sourcing operations. The Company continually strives to better manage its inventory investment by developing more effective systems and processes for store replenishment, product development, sales forecasting, assortment planning and supply-chain logistics.

Capital Expenditures

Capital expenditures were $272,900,000 in 2003, $219,717,000 in 2002 and $210,291,000 in 2001 (which included the payment of a capital lease purchase obligation). In all three years, a portion of the expenditures was related to the opening, renovation and expansion of stores and distribution facilities and ongoing investments in new systems.

In addition, the Company expended $140,400,000 (U.S. dollar equivalent at the acquisition date) in 2003 to purchase the land and building housing the Company's Tokyo flagship store. In 2002, the Company acquired the property housing its flagship store on Old Bond Street in London and an adjacent building at a cost of $43,000,000 (U.S. dollar equivalent at the acquisition date), in order to proceed with a renovation and reconfiguration of the interior retail selling space; construction is expected to commence in 2004 and be completed in 2006. The Company does not expect to continue to acquire real estate housing retail branch operations because it now owns its three flagship stores.

In 2001, the Company commenced construction of its CFC, a leased distribution center. The 266,000 square-foot CFC opened in September 2003 and is being used to process direct shipments to customers. The overall cost of the CFC project was approximately $110,000,000. The Company's RSC, opened in 1997, will now focus on replenishing retail store inventories.

In 2000, the Company began a multi-year project to renovate and reconfigure its New York flagship store in order to increase the total sales area by approximately 25% and to provide additional space for customer service, customer hospitality and special exhibitions. The increase in the sales area was completed in 2001 when the renovated second floor opened to provide an expanded presentation of engagement and other jewelry. The renovated sixth floor that now houses the customer service department opened in 2002. The renovated fourth floor that offers tableware merchandise opened in 2003. In conjunction with the New York store project, the Company relocated its after-sales service functions to a new location and relocated several of its administrative functions. The Company has spent $72,509,000 to date for the New York store and related projects. Based on current plans, the Company estimates that the overall cost of these projects will be approximately $110,000,000.

Based on current plans, management estimates that capital expenditures will be approximately $170,000,000 in 2004, due to costs related to the opening and renovation of stores and ongoing investments in new systems, and that future expenditures will approximate 7-8% of net sales.

Acquisitions and Investments

In December 2002, the Company made a $4,000,000 investment in Temple St. Clair, a privately-held company that designs and sells jewelry. In 2003, the Company made additional investments of $4,500,000 in Temple St. Clair. The Company has additional funding commitments of $4,500,000 and the option to buy out and own 100% of Temple St. Clair in the future. Temple St. Clair is being consolidated in the Company's financial statements based on the percentage of ownership and effective control over the direction of the operations of the business.

In May 2001, a subsidiary of the Company purchased 45% of Little Switzerland's outstanding shares of common stock at a cost of $9,546,000. The Company accounted for this investment under the equity method based upon its ownership interest and its significant influence. In 2001, the Company also provided Little Switzerland with an interest-bearing loan in the amount of $2,500,000. The Company recorded equity losses for its share of Little Switzerland's results from operations in other (income) expenses, net and amounted to losses of $1,482,000 (through September 30, 2002) and $2,483,000 in 2001. In October 2002, the Company's subsidiary purchased and paid $27,530,000 for additional shares, which, together with shares previously owned, represented 98% of the outstanding shares of Little Switzerland. On November 20, 2002, the subsidiary merged with and into Little Switzerland. The Company commenced the consolidation of Little Switzerland's operations effective October 1, 2002. The acquisition was accounted for in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations."

In February 2000, the Company acquired a 5.4% equity interest in Della.com ("Della"), a provider of online wedding gift registry services. In April 2000, Della merged with and into WeddingChannel.com with the consequence that the Company's equity interest in Della was converted to a 2.7% interest in WeddingChannel.com, assuming the conversion of all outstanding preferred shares to common. In 2001, the Company recorded a pre-tax impairment charge of $7,800,000, representing the Company's total investment.

In July 1999, the Company made a strategic investment in Aber by purchasing eight million unregistered shares of its Common Stock, which represented 14.7% (at the purchase date) of Aber's outstanding shares, at a cost of $70,636,000. Aber holds a 40% interest in the Diavik Diamond Mine in Canada's Northwest Territories, an operation developed to mine diamonds. Production commenced in the first quarter of 2003. In addition, the Company entered into a diamond purchase agreement with Aber whereby the Company has the obligation to purchase, subject to the Company's quality standards, a minimum of $50,000,000 (excluding purchases in 2003) of diamonds per year for 10 years beginning in 2004. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs. The Company has established a diamond sorting/processing facility in Antwerp, Belgium and an operation in Yellowknife, Canada to handle a portion of its cutting and polishing requirements.

Dividends

Cash dividends paid were $27,700,000 in 2003, $23,256,000 in 2002 and $23,315,000 in 2001. In May 2003, the Board of Directors declared a 25% increase in the quarterly dividend rate on common shares, increasing the quarterly rate from $0.04 per share to $0.05 per share. The dividend payout ratio (dividends as a percentage of net earnings) was 13% in 2003, 12% in 2002 and 13% in 2001. The Company expects to continue to retain the majority of its earnings to support its business activities and future expansion.

Stock Repurchases

In November 2003, the Board of Directors extended and expanded the Company's stock repurchase program, which was due to expire in November 2003, until November 30, 2006 and increased the remaining authorization by $100,000,000, allowing the Company to repurchase up to $116,500,000 of the Company's outstanding Common Stock in addition to those which already had been purchased. The timing of purchases and the actual number of shares to be repurchased depend on a variety of factors such as price and other market conditions. In 2003, the Company repurchased and retired 200,000 shares of Common Stock at a cost of $4,610,000, or an average cost of $23.05 per share. In 2002, the Company repurchased and retired 1,350,000 shares of Common Stock at a cost of $37,526,000, or an average cost of $27.80 per share. In 2001, the Company repurchased and retired 1,628,000 shares of Common Stock at a cost of $39,265,000, or an average cost of $24.12 per share. At January 31, 2004, $116,500,000 of purchase authority remained available for future share repurchases.

Recent Borrowings

The Company's sources of working capital are internally-generated cash flows, borrowings available under a multicurrency revolving credit facility ("Credit Facility") and Little Switzerland's revolving credit facility ("LS Facility"). In November 2001, the Company entered into a $200,000,000 Credit Facility with six banks. All borrowings are at interest rates based on a prime rate or LIBOR and are affected by local borrowing conditions. The Credit Facility expires in November 2006. The LS Facility, which expires in November 2005, allows Little Switzerland to borrow up to $10,000,000 at an interest rate of 0.80% above LIBOR or a LIBOR Market Index. Both the Credit Facility and the LS Facility contain covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature.

The Company's purchase of the land and building housing its Japan flagship store was financed with a short-term yen 11,000,000,000 bridge loan ("Bridge Loan") with a bank. The bridge loan, which had an interest rate of 0.58%, matured on September 30, 2003 and was paid in full.

In September 2003, the Company issued yen 15,000,000,000 of senior unsecured First Series Yen Bonds ("Bonds") due 2010 with principal due upon maturity and a fixed coupon rate of 2.02% payable in semi-annual installments. The Bonds were sold in a private transaction to qualified institutional investors in Japan. The obligations under the Bonds are unconditionally and irrevocably guaranteed by the Company. The proceeds from the issuance have been primarily used by the Company to repay the Bridge Loan.

In July 2002, the Company, in a private transaction with various institutional lenders, issued, at par, $40,000,000 of 6.15% Series C Senior Notes Due July 18, 2009 and $60,000,000 of 6.56% Series D Senior Notes Due July 18, 2012 with seven-year and 10-year lump sum repayments upon maturities. The proceeds of these issues were used by the Company for general corporate purposes, including seasonal working capital and to redeem the Company's $51,500,000 principal amount 7.52% Senior Notes which came due in January 2003. The Note Purchase Agreements require maintenance of specific financial covenants and ratios and limit certain changes to indebtedness and the general nature of the business, in addition to other requirements customary to such borrowings. Concurrently with the issuance of such debt, the Company entered into an interest-rate swap agreement to hedge the change in fair value of its fixed-rate interest obligation. Under the swap agreement, the Company pays variable rate interest and receives fixed interest-rate payments periodically over the life of the instrument. The Company accounts for its interest-rate swap as a fair value hedge and, therefore, recognizes gains or losses on the derivative instrument and the hedged item attributable to the hedged risk in earnings in the current period. The terms of the swap agreement match the terms of the underlying debt, thereby resulting in no ineffectiveness.

Net-debt (short-term borrowings plus the current portion of long-term debt plus long-term debt less cash and cash equivalents) and the corresponding ratio of net-debt as a percentage of total capital (net-debt plus stockholders' equity) were $210,744,000 and 13% at January 31, 2004, compared with $193,462,000 and 14% at January 31, 2003.

Based on the Company's financial position at January 31, 2004, management anticipates that internally-generated cash flows and funds available under the Credit Facility will be sufficient to support the Company's planned worldwide business expansion and seasonal working capital increases that are typically required during the third and fourth quarters of the year, as well as for the scheduled repayment of a yen 5,500,000,000 five-year loan due in October 2004.

Contractual Cash Obligations and Commercial Commitments

The following summarizes the Company's contractual cash obligations at January 31, 2004:

(in thousands)	Total	2004	2005-2006	2007-2008	There-after
Long-term debt	$ 444,911	$ 51,920	$ –	$ 60,000	$332,991
Operating leases	460,077	67,894	110,997	86,189	194,997
Inventory purchase obligations	708,868	258,868	100,000	100,000	250,000
Non-inventory purchase obligations	6,912	6,912	–	–	–
Construction-in-progress	12,405	12,405	–	–	–
Other contractual obligations*	13,563	7,813	3,000	2,500	250
	$1,646,736	$405,812	$213,997	$248,689	$778,238

** Other contractual obligations consist primarily of royalty and marketing commitments and additional funding commitments related to the investment in Temple St. Clair.*

The following summarizes the Company's commercial commitments at January 31, 2004:

		Amount of commitment expiration per period	
(in thousands)	Total amounts committed	Less than 1 year	1-3 years
Lines of available credit*	$214,969	$ 4,969	$210,000
Letters of credit and financial guarantees	12,471	12,263	208
	$227,440	$17,232	$210,208

** At January 31, 2004, $41,948,000 was drawn against these facilities.*

Market Risk

The Company is exposed to market risk from fluctuations in foreign currency exchange rates and interest rates, which could affect its consolidated financial position, results of operations and cash flows. The Company manages its exposure to market risk through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading or speculative purposes, and does not maintain such instruments that may expose the Company to significant market risk.

The Company uses yen-purchased put options and, to a lesser extent, foreign-exchange forward contracts, to minimize the impact of a strengthening U.S. dollar on foreign currency-denominated transactions. Gains or losses on these instruments substantially offset losses or gains on the assets, liabilities and transactions being hedged. Management does not foresee nor expect any significant changes in foreign currency exposure in the near future.

The fair value of yen-purchased put options is sensitive to changes in yen exchange rates. If the market yen exchange rate at the time of the option's expiration is stronger than the contracted exchange rate, the Company will allow the option to expire, limiting its loss to the cost of the option contract. The cost of the outstanding option contracts at January 31, 2004 and 2003 was $2,815,000 and $3,115,000. At January 31, 2004 and 2003, the fair value of outstanding yen-purchased put options was $762,000 and $1,512,000. The fair value of the options was determined using quoted market prices for these instruments. At January 31, 2004 and 2003, a 10% appreciation in yen exchange rates from the prevailing market rates would have resulted in a fair value of $70,000 and $132,000. At January 31, 2004 and 2003, a 10% depreciation in yen exchange rates from the prevailing market rates would have resulted in a fair value of $3,940,000 and $7,430,000.

The fair value of the Company's fixed-rate long-term debt, including the current portion of long-term debt, is sensitive to interest rate changes. Interest rate changes would result in (gains) losses in the market value of this debt due to differences between market interest rates and rates at the inception of the debt obligation. In order to manage the exposure to interest rate changes, the Company entered into an interest-rate swap to reduce the amount of fixed-rate debt exposed to interest rate movements. Based on a hypothetical immediate 100 basis point increase in interest rates at January 31, 2004 and 2003, the market value of the Company's fixed-rate long-term debt, including the impact of the interest-rate swap, would have decreased by $17,213,000 and $7,315,000. Based on a hypothetical immediate 100 basis point decrease in interest rates at January 31, 2004 and 2003, the market value of the Company's fixed-rate long-term debt, including the impact of the interest-rate swap, would have increased by $18,403,000 and $10,481,000.

The Company also uses an interest-rate swap to manage its yen-denominated floating-rate debt in order to reduce the impact of interest rate changes on earnings and cash flows. The Company monitors its interest-rate risk on the basis of changes in fair values. If there had been a 10% decrease in interest rates at January 31, 2004 and 2003, the loss for changes in market value of the interest-rate swap and the underlying debt would have been $2,000 and $7,000.

Management neither foresees nor expects significant changes in exposure to interest rate fluctuations, nor in market risk-management practices.

Seasonality

As a jeweler and specialty retailer, the Company's business is seasonal in nature, with the fourth quarter typically representing a proportionally greater percentage of annual sales, earnings from operations and cash flow. Management expects such seasonality to continue.

Risk Factors

This document contains certain "forward-looking statements" concerning the Company's objectives and expectations with respect to store openings, retail prices, gross margin, expenses, inventory performance, capital expenditures and cash flow. In addition, management makes other forward-looking statements from time to time concerning objectives and expectations. As a jeweler and specialty retailer, the Company's success in achieving its objectives and expectations is partially dependent upon economic conditions, competitive developments and consumer attitudes. ~~However, certain assumptions~~ are specific to the Company and/or the markets in which it operates. The following assumptions, among others, are "risk factors" which could affect the likelihood that the Company will achieve the objectives and expectations communicated by management: (i) that low or negative growth in the economy or in the financial markets, particularly in the U.S. and Japan, will not occur and reduce discretionary spending on goods that are, or are perceived to be, "luxuries"; (ii) that consumer spending does not decline substantially during the fourth quarter of any year; (iii) that unsettled regional and/or global conflicts or crises do not result in military, terrorist or other conditions creating disruptions or disincentives to, or changes in the pattern, practice or frequency of tourist travel to the various regions where the Company operates retail stores nor to the Company's continuing ability to operate in those regions; (iv) that sales in Japan will not decline substantially; (v) that there will not be a substantial adverse change in the exchange relationship between the Japanese yen and the U.S. dollar; (vi) that Mitsukoshi and other department store operators in Japan, in the face of declining or stagnant department store sales, will not close or consolidate stores which have TIFFANY & CO. retail locations; (vii) that Mitsukoshi will continue as a leading department store operator in Japan; (viii) that existing product supply arrangements, including license arrangements with third-party designers Elsa Peretti and Paloma Picasso, will continue; (ix) that the wholesale market for high-quality rough and cut diamonds will provide continuity of supply and pricing; (x) that the investment in Aber achieves its financial and strategic objectives; (xi) that new systems, particularly for inventory management, can be successfully integrated into the Company's operations; (xii) that distribution and manufacturing productivity and capacity can be further improved to support the Company's expanding requirements; (xiii) that new and existing stores and other sales locations can be leased, re-leased or otherwise obtained on suitable terms in desired markets and that construction can be completed on a timely basis; (xiv) that the Company can successfully improve the results of Little Switzerland and achieve satisfactory results from any future ventures into which it enters that are operated under non-TIFFANY & CO. trademarks or trade names; and (xv) that the Company's expansion plans for retail and direct selling operations and merchandise development, production and management can continue to be executed without meaningfully diminishing the distinctive appeal of the TIFFANY & CO. brand.

REPORT OF MANAGEMENT

The Company's consolidated financial statements were prepared by management, who are responsible for their integrity and objectivity. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on management's best estimates and judgments.

Management is further responsible for maintaining a system of internal accounting control designed to provide reasonable assurance that the Company's assets are adequately safeguarded and that the accounting records reflect transactions executed in accordance with management's authorization. The system of internal control is continually reviewed and is augmented by written policies and procedures, the careful selection and training of qualified personnel and a program of internal audit.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Independent Auditors. Their report is shown on this page.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with financial management and the independent auditors to discuss specific accounting, financial reporting and internal control matters. Both the independent auditors and the internal auditors have full and free access to the Audit Committee. Each year the Audit Committee selects the firm that is to perform audit services for the Company.

Michael J. Kowalski
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

James E. Quinn
PRESIDENT

James N. Fernandez
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Tiffany & Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings and cash flows present fairly, in all material respects, the financial position of Tiffany & Co. and Subsidiaries at January 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
New York, New York
February 24, 2004

CONSOLIDATED BALANCE SHEETS

	January 31,	
(in thousands, except per share amount)	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 276,115	$ 156,197
Accounts receivable, less allowances of $6,992 and $8,258	131,990	113,061
Inventories, net	871,251	732,088
Deferred income taxes	45,043	44,380
Prepaid expenses and other current assets	23,683	24,662
Total current assets	1,348,082	1,070,388
Property, plant and equipment, net	885,092	677,630
Deferred income taxes	–	6,595
Other assets, net	157,914	168,973
	$ 2,391,088	$ 1,923,586
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ 41,948	$ 52,552
Current portion of long-term debt	51,920	–
Accounts payable and accrued liabilities	209,842	163,338
Income taxes payable	45,922	41,297
Merchandise and other customer credits	45,527	42,720
Total current liabilities	395,159	299,907
Long-term debt	392,991	297,107
Postretirement/employment benefit obligations	36,746	33,117
Deferred income taxes	22,397	–
Other long-term liabilities	75,595	85,406
Commitments and contingencies		
Stockholders' equity:		
Common Stock, $0.01 par value; authorized 240,000 shares, issued and outstanding 146,735 and 144,865	1,467	1,449
Additional paid-in capital	395,182	351,398
Retained earnings	1,058,203	874,694
Accumulated other comprehensive gain (loss), net of tax:		
Foreign currency translation adjustments	15,856	(14,561)
Deferred hedging losses	(2,508)	(2,284)
Minimum pension liability adjustment	–	(2,647)
Total stockholders' equity	1,468,200	1,208,049
	$ 2,391,088	$ 1,923,586

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share amounts)	Years Ended January 31, 2004	2003	2002
Net sales	$2,000,045	$1,706,602	$1,606,535
Cost of sales	842,663	695,154	663,058
Gross profit	1,157,382	1,011,448	943,477
Selling, general and administrative expenses	801,863	692,251	633,580
Earnings from operations	355,519	319,197	309,897
Interest expense and financing costs	14,906	15,129	19,834
Other (income) expenses, net	(2,072)	4,431	751
Earnings before income taxes	342,685	299,637	289,312
Provision for income taxes	127,168	109,743	115,725
Net earnings	$ 215,517	$ 189,894	$ 173,587
Net earnings per share:			
Basic	$ 1.48	$ 1.31	$ 1.19
Diluted	$ 1.45	$ 1.28	$ 1.15
Weighted-average number of common shares:			
Basic	145,730	145,328	145,535
Diluted	148,472	148,591	150,517

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS

(in thousands)	Total Stockholders' Equity	Retained Earnings	Accumulated Other Comprehensive (Loss) Gain	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital
Balances, January 31, 2001	$ 925,483	$ 630,076	$ (24,846)	145,897	$ 1,459	$318,794
Exercise of stock options	6,306	–	–	643	7	6,299
Tax benefit from exercise of stock options	5,294	–	–	–	–	5,294
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	2,800	–	–	89	1	2,799
Purchase and retirement of Common Stock	(39,265)	(36,805)	–	(1,628)	(17)	(2,443)
Cash dividends on Common Stock	(23,315)	(23,315)	–	–	–	–
Deferred hedging gains, net of tax	6,515	–	6,515	–	–	–
Foreign currency translation adjustments	(20,460)	–	(20,460)	–	–	–
Net earnings	173,587	173,587	–	–	–	–
Balances, January 31, 2002	1,036,945	743,543	(38,791)	145,001	1,450	330,743
Exercise of stock options	10,654	–	–	1,185	13	10,641
Tax benefit from exercise of stock options	11,039	–	–	–	–	11,039
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	1,000	–	–	29	–	1,000
Purchase and retirement of Common Stock	(37,526)	(35,487)	–	(1,350)	(14)	(2,025)
Cash dividends on Common Stock	(23,256)	(23,256)	–	–	–	–
Deferred hedging losses, net of tax	(8,799)	–	(8,799)	–	–	–
Foreign currency translation adjustments	30,745	–	30,745	–	–	–
Minimum pension liability adjustment, net of tax	(2,647)	–	(2,647)	–	–	–
Net earnings	189,894	189,894	–	–	–	–
Balances, January 31, 2003	1,208,049	874,694	(19,492)	144,865	1,449	351,398
Exercise of stock options	22,587	–	–	1,984	19	22,568
Tax benefit from exercise of stock options	19,517	–	–	–	–	19,517
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	2,000	–	–	86	1	1,999
Purchase and retirement of Common Stock	(4,610)	(4,308)	–	(200)	(2)	(300)
Cash dividends on Common Stock	(27,700)	(27,700)	–	–	–	–
Deferred hedging losses, net of tax	(224)	–	(224)	–	–	–
Foreign currency translation adjustments, net of tax	30,417	–	30,417	–	–	–
Minimum pension liability adjustment, net of tax	2,647	–	2,647	–	–	–
Net earnings	215,517	215,517	–	–	–	–
Balances, January 31, 2004	**$1,468,200**	**$1,058,203**	**$ 13,348**	**146,735**	**$1,467**	**$395,182**

Comprehensive earnings are as follows:	Years Ended January 31, 2004	2003	2002
Net earnings	**$ 215,517**	$ 189,894	$ 173,587
Deferred hedging (losses) gains, net of tax (benefit) expense of $(121), $(4,738) and $3,508	**(224)**	(8,799)	6,515
Foreign currency translation adjustments, net of tax expense of $10,350, $0 and $0	**30,417**	30,745	(20,460)
Minimum pension liability adjustment, net of tax expense (benefit) of $1,863 and $(1,863)	**2,647**	(2,647)	–
	$ 248,357	$ 209,193	$ 159,642

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended January 31,		
(in thousands)	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 215,517	$ 189,894	$ 173,587
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	90,420	78,008	65,159
(Gain) loss on equity investments	(244)	2,893	(2,633)
Provision for uncollectible accounts	2,082	829	1,702
Provision for inventories	6,533	12,258	10,085
Impairment of investment in third-party online provider	–	–	7,800
Deferred income taxes	18,497	(1,315)	(14,668)
Provision for postretirement/employment benefits	3,630	3,117	3,865
Deferred hedging losses (gains) transferred to earnings	3,088	(6,762)	(7,188)
Changes in assets and liabilities, excluding effects of acquisitions:			
Accounts receivable	(14,128)	(7,987)	4,107
Inventories	(109,183)	(64,460)	2,819
Prepaid expenses and other current assets	(3,554)	445	10,079
Other assets, net	10,031	(130)	(9,453)
Accounts payable	16,559	(3,527)	(17,163)
Accrued liabilities	22,543	13,235	(6,197)
Income taxes payable	21,798	(386)	13,858
Merchandise and other customer credits	2,617	3,786	2,755
Other long-term liabilities	(2,364)	1,543	2,992
Net cash provided by operating activities	283,842	221,441	241,506
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(272,900)	(219,717)	(170,806)
Acquisition, net of cash acquired	–	(26,499)	–
Equity investment	–	–	(9,546)
Proceeds from lease incentives	3,214	2,945	4,554
Investment in note receivable	–	–	(2,500)
Net cash used in investing activities	(269,686)	(243,271)	(178,298)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	135,105	100,000	–
Repayment of current portion of long-term debt	(4,000)	(51,500)	–
(Repayment of) proceeds from short-term borrowings	(15,225)	(1,905)	13,852
Payment on capital lease obligation	–	–	(39,485)
Repurchase of Common Stock	(4,610)	(37,526)	(39,265)
Proceeds from exercise of stock options	22,587	10,654	6,306
Cash dividends on Common Stock	(27,700)	(23,256)	(23,315)
Net cash provided by (used in) financing activities	106,157	(3,533)	(81,907)
Effect of exchange rate changes on cash and cash equivalents	(395)	7,885	(3,239)
Net increase (decrease) in cash and cash equivalents	119,918	(17,478)	(21,938)
Cash and cash equivalents at beginning of year	156,197	173,675	195,613
Cash and cash equivalents at end of year	$ 276,115	$ 156,197	$ 173,675

See Notes to Consolidated Financial Statements.

A. NATURE OF BUSINESS

Tiffany & Co. is a holding company that operates through its subsidiary companies. Its principal subsidiary retails and distributes fine jewelry, timepieces, sterling silverware, china, crystal, stationery, fragrances and personal accessories. It is also engaged in product design and manufacturing activities. Sales are made through four segments of business: U.S. Retail includes sales in Company-operated stores in the U.S.; International Retail primarily includes sales in Company-operated retail locations in markets outside the U.S., as well as a limited amount of business-to-business sales, Internet sales and wholesale sales to independent retailers and distributors in certain of those markets; Direct Marketing includes business-to-business, catalog and Internet sales in the U.S.; and Specialty Retail includes sales of Little Switzerland (which the Company acquired in October 2002) and other ventures operated under non-TIFFANY & CO. trademarks or trade names.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal year ends on January 31 of the following calendar year. All references to years relate to fiscal years rather than calendar years.

Basis of Reporting

The consolidated financial statements include the accounts of Tiffany & Co. and all majority-owned domestic and foreign subsidiaries ("Company"). Intercompany accounts, transactions and profits have been eliminated in consolidation. The equity method of accounting is used for investments in which the Company has significant influence, but not a controlling interest. These statements have been prepared in accordance with accounting principles generally accepted in the United States of America; these principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates include valuation of inventories, provisions for income taxes and uncollectible accounts and the recoverability of non-consolidated investments and long-lived assets. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments. See "New Accounting Standards" for a discussion of variable interest entities.

Reclassifications

Certain reclassifications were made to prior years' consolidated financial statements and related note disclosures to conform with the current year's presentation.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost plus accrued interest, which approximates fair value. Cash equivalents include highly liquid investments with an original maturity of three months or less and consist of time deposits and money market fund investments with a number of U.S. and non-U.S. financial institutions with high credit ratings. The Company's policy restricts the amounts invested in any one institution.

Receivables and Finance Charges

The Company's domestic and international presence and its large, diversified customer base serve to limit overall credit risk. The Company maintains reserves for potential credit losses and, historically, such losses, in the aggregate, have not exceeded expectations.

Finance charges on retail revolving charge accounts are not significant and are accounted for as a reduction of selling, general and administrative expenses.

Inventories

Inventories are valued at the lower of cost or market. Domestic and foreign branch inventories, excluding Japan, are valued using the last-in, first-out (LIFO) method. Inventories held by foreign subsidiaries and Japan are valued using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives: 39 years for buildings, 5-15 years for machinery and equipment and 3-10 years for office equipment and store fixtures. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease terms. Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost, and any gain or loss is reflected in current earnings.

The Company capitalizes interest on borrowings during the active construction period of major capital projects. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful lives of the assets. The Company capitalized interest costs of $2,335,000 in 2003 and $3,296,000 in 2002. No interest was capitalized in 2001.

Goodwill

Goodwill represents the excess of cost over fair value of net assets acquired and, until February 1, 2002, was subject to amortization over 20 years using the straight-line method. In 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Accounting for Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill no longer be amortized to earnings but instead be reviewed annually for potential impairment. In 2003 and 2002 there were no impairment losses recognized. At January 31, 2004 and 2003, unamortized goodwill was included in other assets, net and consisted of the following by segment:

	Years Ended January 31,	
(in thousands)	2004	2003
U.S. Retail	$ 10,312	$ 10,115
International Retail	831	831
Direct Marketing	–	–
Specialty Retail	10,766	11,499
	$ 21,909	$ 22,445

In 2003, Specialty Retail goodwill decreased by $733,000 due to adjustments of deferred taxes related to the acquisition of Little Switzerland, Inc. ("Little Switzerland").

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment when management determines that the carrying value of such assets may not be recoverable due to events or changes in circumstances. Recoverability of long-lived assets is evaluated by comparing the carrying value of the asset with the estimated future undiscounted cash flows. If the comparisons indicate that the asset is not recoverable, an impairment loss is calculated as the difference between the carrying value and the fair value of the asset and the loss is recognized during that period. In 2003, 2002 and 2001, there were no significant impairment losses related to long-lived assets.

Hedging Instruments

Effective February 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and its related amendment, SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These standards require that all derivative instruments be recorded on the consolidated balance sheet at their fair value, as either assets or liabilities, with an offset to current or comprehensive earnings, depending on whether a derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions, changes in fair value of the derivative and changes in the fair value of the item being hedged are recorded in current earnings. For cash-flow hedge transactions, the effective portion of the changes in fair value of derivatives are reported as other comprehensive earnings and are recognized in current earnings in the period or periods during which the hedged transaction affects current earnings. Amounts excluded from the effectiveness calculation and any ineffective portions of the change in fair value of the derivative of a cash-flow hedge are recognized in current earnings. At February 1, 2001, the adoption of these new standards resulted in a cumulative effect of an accounting change of $1,653,000, recorded in cost of sales, which reduced net earnings by $975,000, net of tax, and increased accumulated comprehensive earnings by $3,773,000, net of tax of $2,622,000.

The Company uses a limited number of derivative financial instruments to mitigate its foreign currency and interest rate exposures. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not use derivative financial instruments for trading or speculative purposes.

Preopening Costs

Costs associated with the opening of new retail stores are expensed in the period incurred.

Advertising Costs

Media and production costs for print advertising are expensed as incurred, while catalog costs are expensed upon mailing. Media and production costs associated with television advertising are expensed when the advertising first takes place. Advertising costs, which include media, production, catalogs, promotion events and other related costs totaled $122,382,000, $101,867,000 and $86,351,000 in 2003, 2002 and 2001.

Income Taxes

Income taxes are accounted for by using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized by applying statutory tax rates in effect in the years in which the differences between the financial reporting and tax filing bases of existing assets and liabilities are expected to reverse. The Company, its domestic subsidiaries and the foreign branches of its domestic subsidiaries file a consolidated Federal income tax return.

Foreign Currency

The functional currency of most of the Company's foreign subsidiaries and branches is the applicable local currency. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded as a component of other comprehensive earnings within stockholders' equity. Gains and losses resulting from foreign currency transactions have not been significant and are included in other (income) expenses, net.

Revenue Recognition

Sales are recognized at the "point of sale," which occurs when merchandise is taken in an "over-the-counter" transaction or upon receipt by a customer in a shipped transaction. Sales are reported net of returns. Shipping and handling fees billed to customers are included in net sales and the related costs are included in cost of sales. Revenues for gift card and certificate sales and store credits are recognized upon redemption. The Company maintains a reserve for potential product returns and it records, as a reduction to sales and cost of sales, its provision for estimated product returns, which is determined based on historical experience. In 2003, 2002 and 2001, the largest portion of the Company's sales was denominated in U.S. dollars.

Earnings Per Share

Basic earnings per share is computed as net earnings divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share includes the dilutive effect of the assumed exercise of stock options.

New Accounting Standards

In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R replaces the same titled FIN 46 that was issued in January 2003. FIN 46R requires that variable interest entities be consolidated by its primary beneficiary (if any) if the entity's equity investors at risk do not have the characteristics of a controlling financial interest or the equity investors do not have significant equity at risk for the entity to finance its activities without additional financial support. The provisions of FIN 46 were effective immediately for all entities created after January 31, 2003 and FIN 46R is effective for those entities in the first quarter of 2004. Since February 1, 2003, the Company does not have any relationships with entities it believes are variable interest entities. For those entities created prior to February 1, 2003, the Company is required to adopt the provisions of FIN 46R by the end of the first quarter of 2004. The Company is in the process of determining the effects, if any, the adoption of FIN 46R will have on its financial statements but does not expect the adoption to have a significant impact on its financial position, earnings or cash flows.

Stock-Based Compensation

Employee stock options are accounted for under the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations. Compensation costs were not recorded in net earnings for stock options, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. Had compensation expense been determined and recorded based upon the fair-value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings and earnings per share would have been reduced to pro forma amounts as follows:

	Years Ended January 31,		
(in thousands, except per share amounts)	2004	2003	2002
Net earnings as reported	$ 215,517	$ 189,894	$ 173,587
Stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(13,236)	(12,803)	(10,713)
Pro forma net earnings	$ 202,281	$ 177,091	$ 162,874
Earnings per basic share:			
As reported	$ 1.48	$ 1.31	$ 1.19
Pro forma	$ 1.39	$ 1.22	$ 1.12
Earnings per diluted share:			
As reported	$ 1.45	$ 1.28	$ 1.15
Pro forma	$ 1.36	$ 1.19	$ 1.08

The weighted-average fair values of options granted for the years ended January 31, 2004, 2003 and 2002 were $14.89, $9.40 and $12.33. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended January 31,		
	2004	2003	2002
Dividend yield	0.6%	0.6%	0.7%
Expected volatility	37.5%	37.5%	36.5%
Risk-free interest rate	3.3%	2.9%	4.3%
Expected life (years)	6	5	5

C. ACQUISITIONS AND DISPOSITIONS

In May 2001, a subsidiary of the Company purchased 45% of Little Switzerland's outstanding shares of common stock by means of a direct investment in newly-issued unregistered shares at a cost of $9,546,000. Little Switzerland is a specialty retailer of jewelry, watches, crystal, china and giftware, operating stores primarily on Caribbean islands, as well as in Florida and Alaska. The Company accounted for this investment under the equity method, as provided in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock," as amended, based upon its ownership interest and its significant influence. In 2001, the Company also provided Little Switzerland with an interest-bearing loan in the amount of $2,500,000. The Company's equity share of Little Switzerland's results from operations has been included in other (income) expenses, net and amounted to losses of $1,482,000 in 2002 (through September 30) and $2,483,000 in 2001. In August 2002, the subsidiary of the Company commenced a cash tender offer to acquire the remaining balance of the outstanding shares of Little Switzerland's common stock at $2.40 per share. In October 2002, the Company purchased and paid for the shares acquired, which represented 98% of the outstanding shares of Little Switzerland. On November 20, 2002, the subsidiary merged with and into Little Switzerland. Under the terms of the merger, common stock of Little Switzerland not owned by the subsidiary has been converted into the right to receive the same consideration paid in the tender offer. The cost of acquiring all of the outstanding shares of Little Switzerland, other than those already owned by the Company, including professional fees and other related costs, was $27,530,000. Pro forma financial data, assuming the acquisition had been completed on February 1, 2001 and 2002, has not been presented since the Little Switzerland acquisition is not significant to the Company's financial condition or results of its operations. The purchase price has been allocated to the assets acquired and liabilities assumed according to estimated fair values. The amount assigned to intangible assets is $10,615,000 and is being amortized over 20 years. The amount assigned to goodwill is $8,803,000, none of which is expected to be deductible for tax purposes. The amount assigned to goodwill at January 31, 2003 was reduced by $733,000 in the third quarter of 2003, due to adjustments of deferred taxes. The Company commenced the consolidation of Little Switzerland's operations effective October 1, 2002, and the interest-bearing loan provided to Little Switzerland in 2001 was eliminated in consolidation. The acquisition was accounted for in accordance with SFAS No. 141, "Business Combinations."

In November 2002, the Company made a decision to discontinue offering service award programs which it operated through its Business Sales division. The Company fulfilled its customer commitments in 2003 without soliciting new employee service award programs. Sales affected by this action represented less than $30,000,000 annually, or less than half of the Business Sales division's sales. As a consequence of that decision, the Company recorded a pre-tax charge of $1,400,000 in 2002, primarily related to employee separation costs and the disposal of obsolete, program-specific inventory. At January 31, 2004, all costs related to the exit of the service awards programs have been incurred and there was no reserve remaining.

D. INVESTMENTS

In December 2002, the Company made a $4,000,000 investment in Temple St. Clair L.L.C. ("Temple St. Clair"), a privately-held company that designs and sells jewelry. In 2003, the Company made additional investments of $4,500,000 in Temple St. Clair. The Company has additional funding commitments of $4,500,000 and the option to buy out and own 100% of Temple St. Clair in the future. Temple St. Clair is being consolidated in the Company's financial statements based on the Company's percentage of ownership and effective control over the direction of the operations of the business.

In February 2000, the Company acquired a 5.4% equity interest in Della.com, Inc. ("Della"), a provider of online wedding gift registry services. In April 2000, Della merged with and into WeddingChannel.com with the consequence that the Company's equity interest in Della was converted to a 2.7% interest in WeddingChannel.com, assuming the conversion of all outstanding preferred shares to common. The Company accounted for this investment in accordance with the cost method as provided in APB Opinion No. 18, as amended. In 2001, the Company recorded in other (income) expenses, net a pre-tax impairment charge of $7,800,000, representing the Company's total investment.

In July 1999, the Company made a strategic investment in Aber Diamond Corporation ("Aber"), previously known as Aber Resources Ltd., a publicly-traded company headquartered in Canada, by purchasing eight million unregistered shares of its common stock, which represented 14.7% (at the purchase date) of Aber's outstanding shares, at a cost of $70,636,000. Aber holds a 40% interest in the Diavik Diamond Mine in Canada's Northwest Territories, an operation developed to mine diamonds. Production commenced in the first quarter of 2003. This investment is included in other assets, net and was allocated at the time of investment between the Company's interest in the net book value of Aber and the mineral rights obtained. At January 31, 2004 and 2003, the Company's investment in Aber was $32,256,000 and $32,012,000, and the intangible mineral rights balance was $40,305,000 and $41,243,000. On January 31, 2004 and 2003, the Company's investment had aggregate fair-market values of $280,480,000 and $153,280,000, based upon the market price of Aber's common stock on those dates. The amount allocated to the Company's interest in the net book value of Aber is being accounted for under the equity method based upon the Company's significant influence, including representation on Aber's Board of Directors.

The Company's share of equity in undistributed earnings or losses is recorded on a one-quarter lag to facilitate timely reporting and represents Aber's results through October 31, 2003. In February 2001, Aber completed the sale of its interest in a mining project for $114,000,000. As a result of this sale, the Company recorded in other (income) expenses, net a pre-tax gain of $5,257,000, net of mineral rights costs related to this project. The Company's equity share of Aber's results from operations (excluding the gain on the sale of its interest in the mining project) amounted to a gain of $244,000 in 2003 and losses of $1,076,000, and $125,000 in 2002 and 2001. In 2003, depletion of the mineral rights was based on the projected units of production method and amounted to $938,000. There was no depletion recorded in 2002 and 2001. In addition, the Company has entered into a diamond purchase agreement whereby the Company has the obligation to purchase a minimum of $50,000,000 (excluding purchases in 2003) of diamonds meeting the Company's quality standards per year for 10 years beginning in 2004. It is expected that this commercial relationship will enable the Company to secure a considerable portion of its future diamond needs.

E. SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

(in thousands)	Years Ended January 31, 2004	2003	2002
Interest, net of interest capitalization	$ 12,151	$ 12,562	$ 19,525
Income taxes	$ 85,526	$100,059	$112,158

Details of business acquired in purchase transaction:

(in thousands)	Years Ended January 31, 2004	2003	2002
Fair value of assets acquired	$ –	$ 48,090	$ –
Liabilities assumed	–	(20,560)	–
Cash paid for acquisition	–	27,530	–
Cash acquired	–	(1,031)	–
Net cash paid for acquisition	$ –	$ 26,499	$ –

Supplemental noncash investing and financing activities:

(in thousands)	Years Ended January 31, 2004	2003	2002
Issuance of Common Stock under the Employee Profit Sharing and Retirement Savings Plan	$ 2,000	$ 1,000	$ 2,800

F. INVENTORIES

(in thousands)	January 31, 2004	2003
Finished goods	$ 659,558	$ 615,247
Raw materials	165,768	91,505
Work-in-process	50,517	29,698
	875,843	736,450
Reserves	(4,592)	(4,362)
	$ 871,251	$ 732,088

LIFO-based inventories at January 31, 2004 and 2003 represented 69% and 73% of inventories, net, with the current cost exceeding the LIFO inventory value by $30,587,000 and $20,135,000. The LIFO valuation method had the effect of decreasing earnings per diluted share by $0.05 for the year ended January 31, 2004, had no effect on earnings per diluted share for the year ended January 31, 2003 and had the effect of decreasing earnings per diluted share by $0.01 for the year ended January 31, 2002.

G. PROPERTY, PLANT AND EQUIPMENT

(in thousands)	January 31, 2004	2003
Land	$ 233,335	$ 78,754
Buildings	188,327	171,578
Leasehold improvements	400,276	302,159
Construction-in-progress	16,479	92,132
Office equipment	292,317	275,055
Machinery and equipment	97,122	61,726
	1,227,856	981,404
Accumulated depreciation and amortization	(342,764)	(303,774)
	$ 885,092	$ 677,630

In June 2003, the Company acquired the land and building housing its Japan flagship store located in Tokyo's Ginza shopping district. The cost to purchase the land and building was $140,400,000 (U.S. dollar equivalent at the acquisition date) of which $134,700,000 and $5,200,000 has been allocated to land and building, respectively, with the remaining costs allocated to other balance sheet accounts. The building is being depreciated on a straight-line basis over its estimated useful life of 39 years.

The provision for depreciation and amortization for the years ended January 31, 2004, 2003 and 2002 was $91,608,000, $79,682,000 and $65,997,000. In 2003, 2002 and 2001, the Company accelerated the depreciation of certain leasehold improvements and equipment as a result of the shortening of useful lives related to renovations and/or expansions of retail stores and office facilities. The amount of accelerated depreciation recognized was $4,361,000, $5,304,000 and $6,516,000 for the years ended January 31, 2004, 2003 and 2002.

H. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	January 31,	
(in thousands)	2004	2003
Accounts payable — trade	$ 91,010	$ 67,150
Accrued compensation and commissions	31,597	23,839
Accrued sales, withholding and other taxes	42,396	37,468
Other	44,839	34,881
	$209,842	$163,338

I. EARNINGS PER SHARE

The following table summarizes the reconciliation of the numerators and denominators for the basic and diluted earnings per share ("EPS") computations:

	Years Ended January 31,		
(in thousands)	2004	2003	2002
Net earnings for basic and diluted EPS	$215,517	$189,894	$173,587
Weighted-average shares for basic EPS	145,730	145,328	145,535
Incremental shares from the assumed exercise of stock options	2,742	3,263	4,982
Weighted-average shares for diluted EPS	148,472	148,591	150,517

For the years ended January 31, 2004, 2003 and 2002, there were 1,791,000, 4,991,000 and 3,220,000 stock options excluded from the computations of earnings per diluted share due to their antidilutive effect.

J. DEBT

	January 31,			
	Carrying Amount		Fair Value	
(in thousands)	2004	2003	2004	2003
Short-term borrowings:				
Credit facility	$ 32,861	$ 49,194	$ 32,861	$49,194
Little Switzerland	9,087	3,358	9,087	3,358
	41,948	52,552	41,948	52,552
Current portion of long-term debt:				
Variable-rate yen loan	51,920	–	51,920	–
Long-term debt:				
Senior Notes:				
6.90% Series A	60,000	60,000	67,907	66,273
7.05% Series B	40,000	40,000	45,854	44,427
6.15% Series C	41,649	41,903	41,649	41,903
6.56% Series D	62,542	63,067	62,542	63,067
4.50% yen loan	47,200	41,970	58,290	52,572
Variable-rate yen loan	–	46,167	–	46,167
LS Facility term loan	–	4,000	–	4,000
First Series Yen Bonds	141,600	–	150,715	–
	392,991	297,107	426,957	318,409
	$486,859	$349,659	$ 520,825	$370,961

The fair values of short-term borrowings, the variable-rate yen loan and the LS Facility term loan approximate carrying value due to their variable interest-rate terms. The fair values of the First Series Yen Bonds, the 4.50% yen loan and the Senior Notes were determined using the quoted market prices of debt instruments with similar terms and maturities.

In September 2003, the Company issued yen 15,000,000,000 of senior unsecured First Series Yen Bonds ("Bonds") due 2010 with principal due upon maturity and a fixed coupon rate of 2.02% payable in semi-annual installments. The Bonds were sold in a private transaction to qualified institutional investors in Japan. The obligations under the Bonds are unconditionally and irrevocably guaranteed by the Company. The proceeds from the issuance have been primarily used by the Company to repay the yen 11,000,000,000 short-term bridge loan used to finance the purchase of the land and building housing its Japan flagship store which was entered into in June 2003 and matured in September 2003.

In July 2002, the Company, in a private transaction with various institutional lenders, issued, at par, $40,000,000 of 6.15% Series C Senior Notes Due 2009 and $60,000,000 of 6.56% Series D Senior Notes Due 2012 with respective seven-year and 10-year lump sum repayments upon maturities. The proceeds of these issues were used by the Company for general corporate purposes, including seasonal working capital and to redeem the Company's $51,500,000 principal amount 7.52% Senior Notes which came due in January 2003. The Note Purchase Agreements require maintenance of specific financial covenants and ratios and limit certain changes to indebtedness and the general nature of the business, in addition to other requirements customary to such borrowings. Concurrently with the issuance of such debt, the Company entered into an interest-rate swap agreement to hedge the change in fair value of its fixed-rate obligation. Under the swap agreement, the Company pays variable-rate interest and receives fixed interest-rate payments periodically over the life of the instrument. The Company accounts for the interest-rate swap agreement as a fair-value hedge of the debt (see Note K), requiring the debt to be valued at fair value. As a result, the carrying value of the Series C and Series D Senior Notes equals the fair value. For the years ended January 31, 2004 and 2003, the interest-rate swap agreement had the effect of decreasing interest expense by $3,965,000 and $1,999,000.

In November 2001, the Company entered into a $200,000,000 multicurrency revolving credit facility ("Credit Facility") with six participating banks. All borrowings are at interest rates based on a prime rate or LIBOR. The Credit Facility expires in November 2006. The Credit Facility requires the payment of an annual fee based on the total amount of available credit and contains covenants that require maintenance of certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. At January 31, 2004 and 2003, the interest rates under the Credit Facility ranged from 0.41% to 11.30% and 0.41% to 11.20%. The weighted-average interest rates for the Credit Facility were 2.65% and 3.95% for the years ended January 31, 2004 and 2003.

The Company had other lines of credit totaling $4,969,000, none of which is outstanding at January 31, 2004.

In connection with the Company's acquisition of the remaining outstanding shares of Little Switzerland in 2002, the Company assumed its outstanding debt. Little Switzerland had a senior collateralized revolving and term loan credit facility ("LS Facility"), which allowed them to borrow up to $12,000,000 through March 21, 2005, of which up to $8,000,000 was a revolving loan and $4,000,000 was a term loan, at an interest rate of 2.75% above the Adjusted Eurodollar Rate or 0.75% above the Prime Rate, plus customary servicing costs and unused facility fees. In May 2003, the Company replaced the LS Facility with an unsecured revolving credit facility ("LS Credit Facility"), guaranteed by the Company, which allows Little Switzerland to borrow up to $10,000,000 at an interest rate of 0.80% above LIBOR or a LIBOR Market Index. The LS Credit Facility, which expires in November 2005, contains covenants that require the Company to maintain certain debt/equity and interest-coverage ratios, in addition to other requirements customary to loan facilities of this nature. There was no gain or loss associated with the replacement of the LS Facility. The interest rate for the LS Credit Facility at January 31, 2004 was 1.90%. The interest rate for the LS Facility at January 31, 2003 was 4.21%.

In October 1999, the Company entered into a yen 5,500,000,000, five-year loan agreement due 2004, bearing interest at a variable rate. The interest rate at January 31, 2004 was 0.57% and is based upon the six-month Japanese LIBOR plus 50 basis points and is reset every six months ("floating rate"). The proceeds from this loan were used to reduce short-term indebtedness in Japan. Concurrently, the Company entered into a yen 5,500,000,000, five-year interest-rate swap agreement whereby the Company pays a fixed rate of interest of 1.815% and receives the floating rate on the yen 5,500,000,000 loan. The interest-rate swap agreement had the effect of increasing interest expense by $602,000, $551,000 and $508,000 for the years ended January 31, 2004, 2003 and 2002.

In December 1998, the Company, in private transactions with various institutional lenders, issued, at par, $60,000,000 principal amount 6.90% Series A Senior Notes Due 2008 and $40,000,000 principal amount 7.05% Series B Senior Notes Due 2010. The proceeds of these issuances were used by the Company for working capital and to refinance a portion of outstanding short-term indebtedness. The Note Purchase Agreements require lump sum repayments upon maturities, maintenance of specific financial covenants and ratios and limit certain payments, investments and indebtedness, in addition to other requirements customary to such borrowings.

The Company has a yen 5,000,000,000, 15-year term loan agreement due 2011, bearing interest at a rate of 4.50%.

The Company had letters of credit and financial guarantees of $12,471,000 at January 31, 2004.

K. HEDGING INSTRUMENTS

In the normal course of business, the Company uses financial hedging instruments, including derivative financial instruments, for purposes other than trading. These instruments include interest-rate swap agreements, foreign currency-purchased put options and forward foreign-exchange contracts. The Company does not use derivative financial instruments for speculative purposes.

The Company's foreign subsidiaries and branches satisfy all of their inventory requirements by purchasing merchandise from the Company's New York subsidiary. All inventory purchases are payable in U.S. dollars. Accordingly, the foreign subsidiaries and branches have foreign-exchange risk that may be hedged. To mitigate this risk, the Company manages a foreign currency hedging program intended to reduce the Company's risk in foreign currency-denominated (primarily yen) transactions.

To minimize the potentially negative impact of a significant strengthening of the U.S. dollar against the yen, the Company purchases yen put options ("options") and enters into forward foreign-exchange contracts that are designated as hedges of forecasted purchases of merchandise and to settle liabilities in foreign currencies. The Company accounts for its option contracts as cash-flow hedges. Effective November 1, 2001, the Company assesses hedge effectiveness based on the total changes in the options' cash flows. The effective portion of unrealized gains and losses associated with the value of the option contracts is deferred as a component of accumulated other comprehensive gain (loss) and is recognized as a component of cost of sales on the Company's consolidated statement of earnings when the related inventory is sold. Prior to November 1, 2001, the Company excluded time value from the assessment of effectiveness, which amounted to pre-tax hedging losses of $375,000, recorded in cost of sales for the year ended January 31, 2002. There was no ineffectiveness related to the Company's option contracts in 2003 and 2002. The fair value of the options was $762,000 and $1,512,000 at January 31, 2004 and 2003. The fair value of the options was determined using quoted market prices for these instruments.

At January 31, 2004 and 2003, the Company also had $20,973,000 and $15,620,000 of outstanding forward foreign-exchange contracts, which subsequently matured by March 2004 and February 2003, to primarily support the settlement of merchandise liabilities for the Company's business in Japan. Due to the short-term nature of the Company's forward foreign-exchange contracts, the book value of the underlying assets and liabilities approximates fair value.

As discussed in Note J, the Company uses interest-rate swap agreements to effectively convert its variable-rate yen obligation to a fixed-rate obligation and its fixed-rate Senior Notes Series C and Series D obligations to floating-rate obligations. The Company accounts for its variable-rate yen interest-rate swap as a cash-flow hedge and its fixed-rate Senior Notes Series C and Series D interest-rate swaps as a fair-value hedge. The terms of each swap agreement match the terms of the underlying debt, resulting in no ineffectiveness. The fair value of the Senior Notes' interest-rate swap agreements resulted in a net gain of $4,191,000 and $4,970,000 at January 31, 2004 and 2003. The fair value of the yen interest-rate swap agreement resulted in a net loss of $471,000 and $957,000 at January 31, 2004 and 2003. The fair value of the interest-rate swap agreements was based upon the amounts the Company would expect to pay to terminate the agreements.

Hedging activity affected accumulated other comprehensive gain (loss), net of tax, as follows:

	Years Ended January 31,	
(in thousands)	**2004**	2003
Balance at beginning of period	**$ (2,284)**	$ 6,515
Derivative losses (gains) transferred to earnings	**2,007**	(4,395)
Change in fair value	**(2,231)**	(4,404)
	$ (2,508)	$ (2,284)

The Company expects $1,768,000 of derivative losses included in accumulated other comprehensive income to be reclassified into earnings within the next 12 months. This amount may vary due to fluctuations in the yen exchange rate. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is 12 months.

L. COMMITMENTS AND CONTINGENCIES

The Company leases certain office, distribution, retail and manufacturing facilities. Retail store leases may require the payment of minimum rentals and contingent rent based upon a percentage of sales exceeding a stipulated amount. The lease agreements, which expire at various dates through 2032, are subject, in many cases, to renewal options and provide for the payment of taxes, insurance and maintenance. Certain leases contain escalation clauses resulting from the pass-through of increases in operating costs, property taxes and the effect on costs from changes in consumer price indices.

In January 2001, the Company notified the lessor of its New Jersey Retail Service Center (formerly known as the Customer Service Center) that it exercised its purchase right included in the lease. The capital lease buyout was completed on January 31, 2002.

Rent-free periods and other incentives granted under certain leases and scheduled rent increases are charged to rent expense on a straight-line basis over the related terms of such leases. Rent expense for the Company's operating leases, including escalations, consisted of the following:

	Years Ended January 31,		
(in thousands)	**2004**	2003	2002
Minimum rent for retail locations	**$ 41,261**	$ 35,572	$ 32,044
Contingent rent based on sales	**20,571**	17,470	15,668
Office, distribution and manufacturing facilities rent	**15,292**	13,572	10,809
	$ 77,124	$ 66,614	$ 58,521

Aggregate minimum annual rental payments under noncancelable operating leases are as follows:

Years Ending January 31,	Minimum Annual Rental Payments *(in thousands)*
2005	$ 67,894
2006	59,325
2007	51,672
2008	45,983
2009	40,206
Thereafter	194,997

At January 31, 2004, the Company's contractual cash obligations and commercial commitments were: inventory purchases of $708,868,000 including the obligation under the agreement with Aber (see Note D), non-inventory purchases of $6,912,000, construction-in-progress of $12,405,000 and other contractual obligations of $13,563,000, which includes the additional commitment of $4,500,000 (see Note D).

In August 2001, the Company signed new agreements with Mitsukoshi whereby TIFFANY & CO. boutiques will continue to operate within Mitsukoshi's stores in Japan until at least January 31, 2007. The new agreements largely continue the principles on which Mitsukoshi and the Company have been cooperating since 1993, when the relationship was last renegotiated. The main agreement, which will expire on January 31, 2007, covers the continued operation of TIFFANY & CO. boutiques. A separate set of agreements covers the operation of a freestanding TIFFANY & CO. store on Tokyo's Ginza. Under the new agreements, the Company began to pay to Mitsukoshi a reduced percentage fee based on certain sales beginning in 2002, and was followed by a greater reduction in fees beginning in 2003. There are no further reductions under the current agreement. The Company also operates boutiques in other Japanese department stores. The Company pays the department stores a percentage fee based on sales generated in these locations. Fees paid to Mitsukoshi and other Japanese department stores totaled $81,383,000, $84,494,000 and $93,971,000 in 2003, 2002 and 2001.

The Company is, from time to time, involved in routine litigation incidental to the conduct of its business, including proceedings to protect its trademark rights, litigation instituted by persons injured upon premises within the Company's control, litigation with present and former employees and litigation claiming infringement of the copyrights and patents of others. Management believes that such pending litigation will not have a significant impact on the Company's financial position, earnings or cash flows.

M. RELATED PARTIES

The Company's Chairman of the Board and Chief Executive Officer is a member of the Board of Directors of The Bank of New York, which serves as the Company's lead bank for its Credit Facility, provides other general banking services and serves as the plan administrator for the Company's pension plan. Fees paid to the bank for services rendered, interest on debt and premiums on derivative contracts amounted to $1,582,000, $2,058,000 and $3,683,000 in 2003, 2002 and 2001.

A member of the Company's Board of Directors is an officer of IBM Corporation, which has had a long-standing business relationship with the Company. Fees paid to that company for equipment and services rendered amounted to $11,837,000, $12,218,000 and $5,577,000 in 2003, 2002 and 2001.

A member of the Company's Board of Directors was an officer of Lehman Brothers, which served as a placement agent for the 2003 and 2002 debt issuances and as an advisor for the purchase of the remaining shares of Little Switzerland and other matters. Fees paid to that company for services rendered amounted to $739,000, $956,000 and $35,000 in 2003, 2002 and 2001.

N. STOCKHOLDERS' EQUITY

Stock Repurchase Program

In November 2003, the Board of Directors extended and expanded the Company's stock repurchase program, which was due to expire in November 2003, until November 30, 2006 and increased the remaining authorization by $100,000,000, allowing the Company to repurchase up to $116,500,000 of the Company's outstanding Common Stock in addition to those which already had been purchased. The program was initially authorized in November 1997 for the repurchase of up to $100,000,000 of the Company's Common Stock in the open market over a three-year period. That authorization was superseded in September 2000 by a further authorization of repurchases of up to $100,000,000 of the Company's Common Stock in the open market. The timing of purchases and the actual number of shares to be repurchased depend on a variety of factors such as price and other market conditions. The Company repurchased and retired 200,000 shares of Common Stock in 2003 at an aggregate cost of $4,610,000, or an average cost of $23.05 per share; repurchased and retired 1,350,000 shares of Common Stock in 2002 at an aggregate cost of $37,526,000, or an average cost of $27.80 per share; and repurchased and retired 1,628,000 shares of Common Stock in 2001 at an aggregate cost of $39,265,000, or an average cost of $24.12 per share.

Stockholder Rights Plan

In September 1998, the Board of Directors amended and restated the Company's existing Stockholder Rights Plan ("Rights Plan") to extend its expiration date from November 17, 1998 to September 17, 2008. Under the Rights Plan, as amended, each outstanding share of the Company's Common Stock has a stock purchase right, initially subject to redemption at $0.01 per right, which right first becomes exercisable should certain takeover-related events occur. Following certain such events, but before any person has acquired beneficial ownership of 15% of the Company's common shares, each right may be used to purchase 0.0025 of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $165.00 (subject to adjustment); after such an acquisition, each right becomes nonredeemable and may be used to purchase, for the exercise price, common shares having a market value equal to two times the exercise price. If, after such an acquisition, a merger of the Company occurs (or 50% of the Company's assets are sold), each right may be exercised to purchase, for the exercise price, common shares of the acquiring corporation having a market value equal to two times the exercise price. Rights held by such a 15% owner may not be exercised. This statement is a brief summary of the Rights Plan. The Rights Plan document is filed as an exhibit to the Company's Form 10-K.

Preferred Stock

The Board of Directors is authorized to issue, without further action by the stockholders, shares of Preferred Stock and to fix and alter the rights related to such stock. In March 1987, the stockholders authorized 2,000,000 shares of Preferred Stock, par value $0.01 per share. In November 1988, the Board of Directors designated certain shares of such Preferred Stock as Series A Junior Participating Cumulative Preferred Stock, par value $0.01 per share, to be issued in connection with the exercise of certain stock purchase rights under the Rights Plan. At January 31, 2004 and 2003, there were no shares of Preferred Stock issued or outstanding.

Cash Dividends

The Board of Directors declared an increase of 25% in the quarterly dividend rate on common shares in May 2003, increasing the quarterly rate from $0.04 per share to $0.05 per share. On February 19, 2004, the Board of Directors declared a quarterly dividend of $0.05 per common share. This dividend will be paid on April 12, 2004 to stockholders of record on March 19, 2004.

O. STOCK COMPENSATION PLANS

In May 1998, the stockholders approved both the Company's 1998 Employee Incentive Plan and the Directors Option Plan. Additionally, in 2003, the stockholders approved an amendment to increase the number of common shares subject to issuance under the Employee Incentive Plan by 4,000,000 shares. No award may be made under either plan after March 19, 2008. Under the Employee Incentive Plan, the maximum number of common shares subject to issuance is 14,369,764, as amended (subject to adjustment); awards may be made to employees of the Company or its related companies in the form of stock options, stock appreciation rights, shares of stock and cash; awards made in the form of non-qualified stock options, tax-qualified incentive stock options or stock appreciation rights may have a maximum term of 10 years from the date of grant (vesting in increments of 25% per year over a four-year period on the yearly anniversary date of grant) and may not be granted for an exercise price below fair-market value. With the adoption of the Employee Incentive Plan, no further stock options may be granted under the Company's 1986 Stock Option Plan; however, 2,126,842 shares remain subject to issuance based on prior grants made under such plan.

Under the Directors Option Plan, the maximum number of shares of Common Stock subject to issuance is 1,000,000 (subject to adjustment); awards may be made to non-employee directors of the Company in the form of stock options or shares of stock but may not exceed 20,000 (subject to adjustment) shares per non-employee director in any fiscal year; awards made in the form of stock options may have a maximum term of 10 years from the date of grant (vesting in increments of 50% per year over a two-year period on the yearly anniversary date of grant) and may not be granted for an exercise price below fair-market value unless the director has agreed to forego all or a portion of his or her annual cash retainer or other fees for service as a director in exchange for below market exercise price options. No further options may be granted under the 1988 Directors Option Plan, which has expired; all Director options awarded under the 1988 Plan were granted at 50% below the market value at the date of grant. The Company recognized compensation expense relating to options granted below market value based on the difference between the option price and the fair-market value at the date of grant.

A summary of activity for the Company's stock option plans is presented below:

	Number of Shares	Weighted-Average Exercise Price
Outstanding, January 31, 2001	11,330,529	$ 17.85
Granted	2,067,250	33.80
Exercised	(642,870)	9.58
Forfeited	(246,949)	28.65
Outstanding, January 31, 2002	12,507,960	20.70
Granted	2,231,900	26.28
Exercised	(1,184,732)	8.73
Forfeited	(349,989)	33.33
Outstanding, January 31, 2003	13,205,139	22.38
Granted	2,159,000	39.08
Exercised	(1,983,381)	11.34
Forfeited	(235,508)	33.94
Outstanding, January 31, 2004	**13,145,250**	**$ 26.58**

Options exercisable at January 31, 2004, 2003 and 2002 were 8,167,519, 8,522,446 and 7,805,486.

The following tables summarize information concerning options outstanding and exercisable at January 31, 2004:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price
$ 1.97-$ 9.48	2,315,954	3.91	$ 7.34
$10.14-$ 25.84	4,098,806	6.95	20.31
$25.94-$ 34.02	3,050,165	7.58	32.97
$34.80-$ 39.75	2,287,925	9.60	39.34
$39.97-$ 43.10	1,392,400	6.07	42.07
	13,145,250	6.93	$ 26.58

	Options Exercisable	
Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ 1.97-$ 9.48	2,315,954	$ 7.34
$10.14-$25.84	2,559,671	17.01
$25.94-$34.02	1,778,115	33.04
$34.80-$39.75	158,204	37.04
$39.97-$43.10	1,355,575	42.06
	8,167,519	$ 22.30

P. EMPLOYEE BENEFIT PLANS

Pensions and Other Postretirement Benefits

The Company maintains a noncontributory defined benefit pension plan ("Pension Plan") covering substantially all domestic salaried and full-time hourly employees. The Company accounts for pension expense using the projected unit credit actuarial method for financial reporting purposes. Pension Plan benefits are based on the highest five years of compensation or as a percentage of actual compensation, as applicable in the circumstances, and the number of years of service. The actuarial present value of the benefit obligation is calculated based on the expected date of separation or retirement of the Company's eligible employees. The Company funds the Pension Plan's trust in accordance with regulatory limits to provide for current service and for unfunded benefit obligation over a reasonable period. The Company made cash contributions of $22,469,000 to the Pension Plan in 2003. The Company does not anticipate making any cash contributions to the Pension Plan in 2004. However, this expectation is subject to change based upon asset performance being significantly below the assumed long-term rate of return on pension assets.

The Company provides certain health-care and life insurance benefits ("Other Postretirement Benefits") for retired employees and accrues the cost of providing these benefits throughout the employees' active service periods until they attain full eligibility for those benefits. Substantially all of the Company's U.S. employees may become eligible for these benefits if they reach normal or early retirement age while working for the Company. The cost of providing postretirement health-care benefits is shared by the retiree and the Company, with retiree contributions evaluated annually and adjusted in order to maintain the Company/retiree cost sharing target ratio. In September 2003, the share of contributions for current and future retirees was increased, in addition to other benefit changes, in order to maintain the cost sharing target ratio, which benefited postretirement expense by $1,500,000 in 2003. The life insurance benefits are noncontributory. The Company's employee and retiree health-care benefits are administered by an insurance company, and premiums on life insurance are based on prior years' claims experience.

The Company uses a December 31 measurement date for its Pension and Other Postretirement Benefit Plans.

The Company's Pension Plan asset allocation at December 31, 2003 and 2002 and target asset allocation for fiscal 2004 by asset category are as follows:

Asset Category	Target Asset Allocation	Percentage of Pension Plan Assets at December 31, 2003	2002
Equity securities	60%	65%	56%
Debt securities	22	29	37
Hedge Funds	10	–	–
Real Estate	5	3	2
Other	3	3	5
	100%	100%	100%

Pension Plan assets include investments in the Company's Common Stock, representing 8% and 7% of Pension Plan assets at December 31, 2003 and 2002.

The Company's investment objectives, related to Pension Plan assets, are the preservation of principal and the achievement of a reasonable rate of return over time. As a result, the Pension Plan's assets are allocated based on an expectation that equity securities will outperform debt securities over the long term. Assets of the Pension Plan are broadly diversified consisting primarily of equity mutual funds, common stocks and U.S. government, corporate and mortgage obligations. The Company attempts to mitigate investment risk by rebalancing asset allocation periodically to ensure equity securities do not exceed 75% of total Pension Plan assets.

The following tables provide a reconciliation of benefit obligations, plan assets and funded status of the plans:

				January 31,
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2004	2003	2004	2003
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 122,613	$106,373	$ 38,031	$ 38,787
Service cost	8,109	7,094	2,543	2,415
Interest cost	7,945	7,072	2,364	2,042
Participants' contributions	–	–	45	35
Amendment	–	–	(19,311)	–
Actuarial loss (gain)	5,468	5,098	4,970	(4,017)
Benefits paid	(3,103)	(3,024)	(1,285)	(1,231)
Benefit obligation at end of year*	$ 141,032	$ 122,613	$ 27,357	$ 38,031
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 79,368	$ 72,867	$ –	$ –
Actual return on plan assets	17,209	(7,412)	–	–
Employer contribution	22,469	16,937	1,240	1,196
Participants' contributions	–	–	45	35
Benefits paid	(3,103)	(3,024)	(1,285)	(1,231)
Fair value of plan assets at end of year	$ 115,943	$ 79,368	$ –	$ –
Funded status	$ (25,089)	$ (43,245)	$ (27,357)	$ (38,031)
Unrecognized net actuarial loss	20,959	26,805	9,017	4,346
Unrecognized prior service cost	917	1,025	(18,615)	287
Accrued benefit cost	$ (3,213)	$ (15,415)	$ (36,955)	$ (33,398)

* *The benefit obligation for Pension Benefits is the projected benefit obligation and for Other Postretirement Benefits is the accumulated benefit obligation.*

The accumulated benefit pension obligation for the Pension Plan was $116,910,000 and $100,530,000 as of January 31, 2004 and 2003.

The following table provides the amounts recognized in the Consolidated Balance Sheets:

				Years Ended January 31,
	Pension Benefits		Other Postretirement Benefits	
(in thousands)	2004	2003	2004	2003
Accrued benefit liability	$ (3,213)	$ (20,950)	$ (36,955)	$ (33,398)
Minimum pension liability adjustment:				
Intangible asset	–	1,025	–	–
Accumulated other comprehensive income (pre-tax)	–	4,510	–	–
Net amount recognized	$ (3,213)	$ (15,415)	$ (36,955)	$ (33,398)

Net periodic pension and other postretirement benefit expense included the following components:

	Years Ended January 31,					
	Pension Benefits			Other Postretirement Benefits		
(in thousands)	2004	2003	2002	2004	2003	2002
Service cost	$ 8,109	$ 7,094	$ 6,040	$ 2,543	$ 2,415	$ 2,769
Interest cost	7,945	7,072	6,297	2,364	2,042	2,064
Expected return on plan assets	(6,534)	(6,428)	(5,808)	–	–	–
Amortization of prior service cost	107	107	41	(408)	(6)	(6)
Amortization of net loss (gain)	639	–	–	299	(26)	29
Net expense	$ 10,266	$ 7,845	$ 6,570	$ 4,798	$ 4,425	$ 4,856

Weighted-average assumptions used to determine benefit obligation:

	Years Ended January 31,			
	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
Discount rate	6.25%	6.50%	6.25%	6.50%
Rate of increase in compensation	3.75%	4.00%	–	–

Weighted-average assumptions used to determine net benefit cost:

	Years Ended January 31,			
	Pension Benefits		Other Postretirement Benefits	
	2004	2003	2004	2003
Discount rate	6.50%	6.75%	6.50%	6.75%
Expected return on plan assets	7.50%	9.00%	–	–
Rate of increase in compensation	4.00%	4.00%	–	–

The expected long-term rate of return on Pension Plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plan, the rates of return expected for the asset mix (including reinvestment asset return rates), historical performance of plan assets and the fact that the plan assets are actively managed to mitigate downside risk.

For postretirement benefit measurement purposes, 10.50% (for pre-age 65 retirees) and 11.50% (for post-age 65 retirees) annual rates of increase in the per capita cost of covered health care were assumed for 2004. The rate was assumed to decrease gradually to 5.00% for both groups by 2017 and remain at that level thereafter.

Assumed health-care cost trend rates have a significant effect on the amounts reported for the Company's postretirement health-care benefits plan. A one-percentage-point increase in the assumed health-care cost trend rate would increase the Company's accumulated postretirement benefit obligation by $3,681,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $945,000 for the year ended January 31, 2004. Decreasing the health-care cost trend rate by one-percentage-point would decrease the Company's accumulated postretirement benefit obligation by $3,685,000 and the aggregate service and interest cost components of net periodic postretirement benefits by $748,000 for the year ended January 31, 2004.

In January 2004, the FASB issued Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Modernization Act of 2003" ("FSP No. 106-1"). The Company has elected to defer accounting for the effects of the Modernization Act of 2003 ("Act") as permitted by FSP No. 106-1. Therefore, in accordance with FSP No. 106-1, the Company's accumulated postretirement benefit obligation and net postretirement benefit expense included in the consolidated financial statements and accompanying notes do not reflect the effects of the Act on the plans. Specific authoritative guidance on the accounting for the federal subsidy is pending, and that guidance, when issued, could require the Company to change previously reported information.

Other Retirement Plans

On January 1, 2004, the Company established a non-qualified unfunded retirement income plan ("Excess Plan") to recognize compensation in excess of the Internal Revenue Service Code limits. The Excess Plan uses the same retirement benefit formula set forth in the Pension Plan but includes in "average final compensation" the earnings that are excluded under the Pension Plan due to Internal Revenue Service Code limitations. Benefits payable under the Pension Plan offset benefits payable under the Excess Plan. Executives vested under the Pension Plan are vested under the Excess Plan; however, benefits under the Excess Plan are subject to forfeiture if employment is terminated for cause and, for those who leave the Company prior to age 65, for failure to execute and adhere to non-competition and confidentiality covenants.

The Company has deferred compensation arrangements for certain executives and eligible employees which generally provide for payments at specified future dates upon retirement, death or termination of employment. Benefit payments are funded by either contributions from eligible participants or from the Company, depending on the plan. The amounts accrued under these plans were $25,611,000 and $20,340,000 at January 31, 2004 and 2003 and are reflected in other long-term liabilities. Amounts contributed and the related investment returns are reflected in other assets, net.

Profit Sharing and Retirement Savings Plan

The Company also maintains an Employee Profit Sharing and Retirement Savings Plan ("EPSRS Plan") that covers substantially all U.S.-based employees. Under the profit-sharing portion of the EPSRS Plan, the Company makes contributions, in the form of newly-issued Company Common Stock, to the employees' accounts based upon the achievement of certain targeted earnings objectives established by, or as otherwise determined by, the Board of Directors. The Company recorded charges of $2,625,000, $2,000,000 and $1,000,000 in 2003, 2002 and 2001. Under the retirement savings portion of the EPSRS Plan, employees who meet certain eligibility requirements may participate by contributing up to 15% of their annual compensation, and the Company provides a 50% matching cash contribution up to 6% of each participant's total compensation. The Company recorded charges of $4,649,000, $4,238,000 and $4,054,000 in 2003, 2002 and 2001. Contributions to both portions of the EPSRS Plan are made in the following year.

Under the profit-sharing portion of the EPSRS Plan, the Company's stock contribution is required to be maintained in such stock until the employee either leaves or retires from the Company, subject to certain diversification rights. Under the retirement savings portion of the EPSRS Plan, the employees have the ability to elect to invest their contribution and the matching contribution in company stock. At January 31, 2004, investments in company stock in the profit-sharing portion and in the retirement savings portion represented 23% and 16% of total EPSRS Plan assets.

Q. INCOME TAXES

Earnings before income taxes consisted of the following:

	Years Ended January 31,		
(in thousands)	2004	2003	2002
United States	$224,789	$ 216,713	$ 204,955
Foreign	117,896	82,924	84,357
	$342,685	$ 299,637	$ 289,312

Components of the provision for income taxes were as follows:

	Years Ended January 31,		
(in thousands)	2004	2003	2002
Current:			
Federal	$ 54,977	$ 64,500	$ 72,943
State	16,803	17,090	21,091
Foreign	46,623	33,362	28,328
	118,403	114,952	122,362
Deferred:			
Federal	8,741	(3,367)	(5,166)
State	2,027	(1,597)	(2,429)
Foreign	(2,003)	(245)	958
	8,765	(5,209)	(6,637)
	$127,168	$109,743	$115,725

Deferred tax assets (liabilities) consisted of the following:

	January 31,	
(in thousands)	2004	2003
Deferred tax assets:		
Postretirement/ employment benefits	$ 16,346	$ 15,230
Inventory reserves	26,449	28,088
Accrued expenses	12,891	9,115
Financial hedging instruments	(71)	162
Depreciation	(2,910)	9,798
Pension contribution	617	7,965
Foreign net operating losses	25,317	25,932
Other	–	6,593
	78,639	102,883
Valuation allowance	(25,317)	(25,932)
	53,322	76,951
Deferred tax liabilities:		
Undistributed earnings of foreign subsidiaries	(26,490)	(22,328)
Trademark amortization	(3,462)	(3,648)
Other	(724)	–
	(30,676)	(25,976)
Net deferred tax asset	$ 22,646	$ 50,975

The Company has recorded a valuation allowance against certain deferred tax assets, primarily related to foreign net operating loss carryforwards where recovery is uncertain.

The income tax effects of items comprising the deferred income tax expense (benefit) were as follows:

	Years Ended January 31,		
(in thousands)	2004	2003	2002
Postretirement/employment benefit obligations	$(1,575)	$ (1,395)	$ (1,730)
Undistributed earnings of foreign subsidiaries	4,161	2,609	4,575
Accelerated depreciation	5,175	(4,028)	(2,461)
Inventory reserves	266	(1,847)	(930)
Financial hedging instruments	233	(764)	1,775
Inventory capitalization	(1,852)	(1,602)	(6,518)
Asset impairment	–	–	(2,732)
Accrued expenses	(1,805)	1,936	392
Excess pension contribution	4,664	375	753
Other	(502)	(493)	239
	$ 8,765	$ (5,209)	$ (6,637)

Reconciliations of the provision for income taxes at the statutory Federal income tax rate to the Company's effective tax rate were as follows:

	Years Ended January 31,		
	2004	2003	2002
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of Federal benefit	4.2	4.0	4.3
Foreign losses with no tax benefit	1.1	0.7	0.3
Extraterritorial income exclusion	(1.7)	(3.8)	–
Other	(1.5)	0.7	0.4
	37.1%	36.6%	40.0%

In October 2000, the United States Government repealed the tax provisions associated with Foreign Sales Corporations ("FSC") and enacted, in their place, the Extraterritorial Income Exclusion Act ("ETI"). The ETI provides for the exclusion from United States taxable income of certain "extraterritorial" income earned from the sale or license of qualified property. In the third quarter ended October 31, 2002, the Company determined that these rules applied to its operations and, since that time, has recognized a tax benefit in connection with qualifying activity.

The World Trade Organization ("WTO") has ruled in favor of a formal complaint by the European Union that the ETI exclusion constitutes a prohibited export subsidy under WTO rules. Legislative proposals have been presented in the U.S. Congress to repeal the ETI. The legislative proposals currently being evaluated by Congress provide transition relief for years beyond the year ended January 31, 2004. However, it is uncertain what form the final legislation will take and what effect, if any, it will have on the ETI benefit for years beyond January 31, 2004.

R. SEGMENT INFORMATION

The Company's reportable segments are: U.S. Retail, International Retail, Direct Marketing and Specialty Retail.

The Company's products are primarily sold in TIFFANY & CO. retail locations in key markets around the world. Net sales by geographic area are presented by attributing revenues from external customers on the basis of the country in which the merchandise is sold.

Effective October 1, 2002, the Company established the Specialty Retail segment to include the consolidated results of Little Switzerland, as well as the consolidated results from other ventures operated under non-TIFFANY & CO. trademarks or trade names. The Company's other reportable segments represent channels of distribution that offer similar merchandise and service and have similar marketing and distribution strategies.

In deciding how to allocate resources and assess performance, the Company's Executive Officers regularly evaluate the performance of its reportable segments on the basis of net sales and earnings from operations, after the elimination of intersegment sales and transfers. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Certain reclassifications were made to prior years' earnings (losses) from operations by segments to conform with the current year's presentation and such reclassifications were principally related to the allocation of certain corporate expenses.

Certain information relating to the Company's reportable segments is set forth below:

	Years Ended January 31,		
(in thousands)	2004	2003	2002
Net sales:			
U.S. Retail	$ 948,891	$ 819,814	$ 786,792
International Retail	781,572	683,489	659,028
Direct Marketing	197,397	179,175	160,715
Specialty Retail	72,185	24,124	–
	$ 2,000,045	$1,706,602	$1,606,535
Earnings (losses) from operations*:			
U.S. Retail	$ 229,873	$ 191,211	$ 191,814
International Retail	217,903	189,727	186,880
Direct Marketing	47,273	42,733	26,573
Specialty Retail	(8,460)	(1,184)	–
	$ 486,589	$ 422,487	$ 405,267

**Represents earnings from operations before unallocated corporate expenses and interest, financing and other (income) expenses, net.*

The Company's Executive Officers do not evaluate the performance of the Company's assets on a segment basis for internal management reporting and, therefore, such information is not presented.

The following table sets forth reconciliations of the reportable segments' earnings from operations to the Company's consolidated earnings before income taxes:

	Years Ended January 31,		
(in thousands)	2004	2003	2002
Earnings from operations for reportable segments	**$ 486,589**	$ 422,487	$ 405,267
Unallocated corporate expenses	**(131,070)**	(103,290)	(95,370)
Interest, financing and other (income) expenses, net	**(12,834)**	(19,560)	(20,585)
Earnings before income taxes	**$ 342,685**	$ 299,637	$ 289,312

Sales to unaffiliated customers and long-lived assets were as follows:

Geographic Areas

	Years Ended January 31,		
(in thousands)	2004	2003	2002
Net sales:			
United States	**$ 1,189,027**	$ 1,026,383	$ 972,178
Japan	**485,424**	441,764	448,239
Other countries	**325,594**	238,455	186,118
	$ 2,000,045	$ 1,706,602	$ 1,606,535
Long-lived assets:			
United States	**$ 638,174**	$ 600,624	$ 504,187
Japan	**163,686**	4,106	4,541
Other countries	**105,020**	89,792	32,684
	$ 906,880	$ 694,522	$ 541,412

Classes of Similar Products

	Years Ended January 31,		
(in thousands)	2004	2003	2002
Net sales:			
Jewelry	**$ 1,640,495**	$ 1,360,243	$ 1,276,344
Tableware, timepieces and other	**359,550**	346,359	330,191
	$ 2,000,045	$ 1,706,602	$ 1,606,535

S. QUARTERLY FINANCIAL DATA (UNAUDITED)

	2003 Quarters Ended			
(in thousands, except per share amounts)	April 30	July 31	October 31	January 31
Net sales	$ 395,839	$ 442,495	$ 430,123	$ 731,588
Gross profit	229,644	254,972	237,721	435,045
Earnings from operations	58,969	68,453	49,215	178,882
Net earnings	35,863	41,147	28,031	110,476
Net earnings per share:				
Basic	$ 0.25	$ 0.28	$ 0.19	$ 0.75
Diluted	$ 0.24	$ 0.28	$ 0.19	$ 0.74

	2002 Quarters Ended			
(in thousands, except per share amounts)	April 30	July 31	October 31	January 31
Net sales	$ 347,129	$ 374,427	$ 366,033	$ 619,013
Gross profit	206,415	219,807	215,813	369,413
Earnings from operations	58,566	59,078	49,913	151,640
Net earnings	32,709	32,714	35,184	89,287
Net earnings per share:				
Basic	$ 0.22	$ 0.22	$ 0.24	$ 0.62
Diluted	$ 0.22	$ 0.22	$ 0.24	$ 0.60

The sum of the quarterly net earnings per share amounts may not equal the full-year amount since the computations of the weighted-average number of common-equivalent shares outstanding for each quarter and the full year are made independently.

CORPORATE INFORMATION

BOARD OF DIRECTORS

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer,
Tiffany & Co.
(1995) 5

ROSE MARIE BRAVO
Chief Executive,
Burberry Limited
(1997) 2, 3 and 4

WILLIAM R. CHANEY
Retired Chairman of the Board,
Tiffany & Co.
(1984) 5

SAMUEL L. HAYES III
Jacob H. Schiff Professor of
Investment Banking Emeritus,
Harvard Business School
(1984) 1, 2*, 3* and 4

ABBY F. KOHNSTAMM
Senior Vice President, Marketing
IBM Corporation
(2001) 2, 3 and 4

CHARLES K. MARQUIS
Senior Advisor,
Investcorp International, Inc.
(1984) 1, 2, 3 and 4*

J. THOMAS PRESBY
Deputy Chairman and
Chief Operating Officer,
(Retired)
Deloitte & Touche Tohmatsu
(2003) 1*

JAMES E. QUINN
President,
Tiffany & Co.
(1995) 5

WILLIAM A. SHUTZER
Private Investor and
Financial Consultant
(1984)

(Year joined Board)

Member of:
1) Audit Committee
2) Compensation Committee
3) Stock Option Subcommittee
4) Nominating/Corporate
Governance Committee
5) Dividend Committee
* Indicates Committee Chair

EXECUTIVE OFFICERS OF TIFFANY & CO.

MICHAEL J. KOWALSKI
Chairman of the Board and
Chief Executive Officer

JAMES E. QUINN
President

BETH O. CANAVAN
Executive Vice President

JAMES N. FERNANDEZ
Executive Vice President
and Chief Financial Officer

VICTORIA BERGER-GROSS
Senior Vice President–
Human Resources

PATRICK B. DORSEY
Senior Vice President–
General Counsel and Secretary

FERNANDA M. KELLOGG
Senior Vice President–
Public Relations

JON M. KING
Senior Vice President–
Merchandising

CAROLINE D. NAGGIAR
Senior Vice President–Marketing

JOHN S. PETTERSON
Senior Vice President–Operations

DESIGN DIRECTOR

JOHN R. LORING

MANAGEMENT OF SUBSIDIARY COMPANIES

VICE PRESIDENTS OF TIFFANY AND COMPANY

MARK L. AARON
Investor Relations

SANDRA M. ALTON
U.S. Retail Sales–
Philadelphia Market

ELISABETH P. AMES
U.S. Retail Sales–Northeast Region

FRANCIS E. ARCARO
Merchandising–Elsa Peretti

PETER-TOLIN BAKER
Visual Merchandising

JUDITH A. BALDISSARD
Strategic Planning and
Business Development

JEFFREY E. BATEMAN
U.S. Retail Sales–Southeast Region

JEFFREY L. BENNETT
U.S. Retail Sales–South Coast Plaza

PHILIP M. BOTTEGA
Corporate Real Estate Services

DIANE R. BROWN
U.S. Retail Sales–
Washington, D.C. Market

JONATHAN E. BRUCKNER
U.S. Retail Sales–
Florida West Coast Market

LINDA A. BUCKLEY
Publicity

J. THOMAS CARROLL
U.S. Retail Sales–
Mid-Atlantic Region

ROBERT L. CEPEK
Specialty Retail

MINDY G. CHOZICK
Sales Service

MICHAEL C. CHRIST
Group Vice President–
U.S. Retail Sales

PAMELA H. CLOUD
Demand and Category Management

MICHAEL W. CONNOLLY
Treasurer

ROBERT W. DAVIDSON
Chief Information Officer

WENDY A. EAGAN
General Manager
U.S. Retail Sales–New York

DAVID EISENHOWER
Human Resources

CATHERINE Y. ELWARD
U.S. Retail Sales–Central Region

BRIAN ENSOR
U.S. Retail Sales–
Long Island Market

WARREN S. FELD
Controller

SUSAN J. GEAREY
U.S. Retail Sales–Northwest Region

EDWARD J. GERARD
Group Vice President–
U.S. Retail Sales

LEONARD GREENDYK
Business Systems Development

CATHERINE F. HAGAN
U.S. Retail Sales–Boston Market

SUSANNE HALMI
U.S. Retail Sales–
North Central Market

ANDREW W. HART
Diamond Division

ROBERT B. HEADLEY
Technical Services

ADINA C. KAGAN
Advertising

NANCY E. KANTERMAN
Fragrance

MELVYN KIRTLEY
Group Vice President–
Worldwide Client Development

ELIZABETH A. LANGE
Customer Relations

ELLEN A. MALONEY
Specialty Retail

NANCY J. MARCHASSALLA
U.S. Retail Sales Development

GASPAR V. MARINO
Education and Development

DOROTHY L. MASON
U.S. Retail Sales–Texas Market

TIMOTHY J. McCABE
Marketing Production

EILEEN M. McCARTY
European Product Development

DAVID F. McGOWAN
Security

PATRICK F. McGUINESS
Group Vice President–Finance

ROBERTA B. MORTON
U.S. Retail Sales–Short Hills

KEVIN J. O'HALLORAN
Direct Marketing

TARZ F. PALOMBA
Legal

CATHRYN E. RAMIREZ
U.S. Retail Sales–Southwest Region

ROBERT S. RUFINO
Visual Merchandising and
Creative Services

LINDA M. RYDER
U.S. Retail Sales–
Client Development

JOHN F. SCHAEDEL
Internal Audit and
Financial Controls

NAOMI K. SECKLER
Human Resources

NELLIE SEDDIGH
U.S. Retail Sales–
Los Angeles Market

DETRA K. SEGAR
U.S. Retail Sales–
Pacific North Market

KAREN L. SHARP
Legal

F. SCOTT SHIBLEY
Business Sales

KAREN L. SILVEIRA
Marketing Creative Director

TIFFANY & CO. JAPAN INC.

KATSUHIKO NITTA
President

TAKESHI ICHIKAWA
Vice President–Human Resources
and Administration

YOSHIRO NAKAMURA
Vice President–Merchandising

MARIKO TOKUNO
Vice President–Sales

INTERNATIONAL REGIONS

DARREN CHEN
Vice President–Asia

RAUL DABALSA
Vice President–Latin America

CESARE SETTEPASSI
Vice President–Europe

INTERNATIONAL STORE MANAGEMENT

ANDREA ARTIGAS
Mexico

WOLFGANG S. BIERLEIN
Munich

RITA CHENG
Taiwan

AGNES CROMBACK
Paris

HUBERTUS VON FRANKENBERG
Frankfurt

YEE-MIN HEW
Singapore

ANDREA M. HOPSON
Canada

MICHELLE KIM
Korea

BARBARA J. KOVACS
United Kingdom

PETER MARKUS
Australia

OTHMAR STADLER
Zurich

LITTLE SWITZERLAND, INC.

ROBERT L. BAUMGARDNER
President and
Chief Executive Officer

R. CHRISTOPHER COOPER
Senior Vice President and
Chief Financial Officer

MARISSA D. HARVEY
Vice President and
General Merchandise Manager

DAVID P. ROBINSON
Vice President–Sales

SHAREHOLDER INFORMATION

COMPANY HEADQUARTERS

Tiffany & Co.
727 Fifth Avenue, New York, New York 10022
212-755-8000

STOCK EXCHANGE LISTING

New York Stock Exchange, trading symbol TIF

ANNUAL MEETING OF SHAREHOLDERS

Thursday, May 20, 2004, 10:00 a.m.
The St. Regis Hotel
Two East 55th Street, New York, New York

TRANSFER AGENT AND REGISTRAR

Please direct communications regarding individual stock records, address changes or dividend payments to:
Mellon Investor Services LLC
85 Challenger Road, Ridgefield Park, New Jersey 07660
888-778-1307 or 201-329-8660 or www.melloninvestor.com

DIVIDEND PAYMENTS

Quarterly dividends on TIFFANY & CO. Common Stock, subject to declaration by the Company's Board of Directors, are typically paid in January, April, July and October.

INFORMATION UPDATES

Tiffany's quarterly financial results and other information are available on our Shareholder Information Line at 800-TIF-0110 and our Web site at www.tiffany.com.

INVESTOR/FINANCIAL MEDIA CONTACT

Securities analysts, investors and the financial media should contact Mark L. Aaron, Vice President – Investor Relations, at the Company's headquarters by calling 212-230-5301 or by e-mail at maaron@tiffany.com.

ANNUAL REPORT ON FORM 10-K

Shareholders may obtain, without charge, a copy of the Company's 2003 Annual Report on Form 10-K (without exhibits) as filed with the Securities and Exchange Commission by writing to Patrick B. Dorsey, Senior Vice President – General Counsel and Secretary, at the Company's headquarters.

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas, New York, New York 10019

CATALOGS

SELECTIONS® catalogs are automatically mailed to registered shareholders. To request a catalog, please call 800-526-0649.

DIRECT STOCK PURCHASES AND DIVIDEND REINVESTMENT

The Investor Services Program allows interested investors to purchase Tiffany & Co. Common Stock directly, rather than through a stockbroker, and become a registered shareholder of the Company. The program's features also include dividend reinvestment. Mellon Bank, N.A. is the sponsor of the program, which provides Tiffany & Co. shares through market purchases. For additional information, please contact Mellon Investor Services LLC at 888-778-1307 or 201-329-8660, or visit their Web site at www.melloninvestor.com.

STOCK PRICE AND DIVIDEND INFORMATION

	2003	2002	2001	2000	1999
Stock price at end of fiscal year	$39.64	$23.25	$35.70	$37.48	$37.00*

** Retroactively adjusted to reflect the two-for-one split in 2000 of the Company's Common Stock.*

	Price Ranges of Tiffany & Co. Common Stock						Cash Dividends Per Share	
	2003			2002			2003	2002
Quarter	High	Low	Close	High	Low	Close		
First	$28.98	$21.60	$27.74	$41.00	$31.75	$39.75	$0.04	$0.04
Second	35.50	27.19	34.36	40.50	21.07	24.64	0.05	0.04
Third	47.55	32.79	47.45	28.00	19.40	26.18	0.05	0.04
Fourth	49.45	39.00	39.64	30.70	22.55	23.25	0.05	0.04

On March 4, 2004, the closing price of Tiffany & Co. Common Stock was $42.23 and there were 4,799 holders of record of the Company's Common Stock.